Johnson Electric Holdings Limited

JE ELECTRIC
innovating motion

(Incorporated in Bermuda with limited liability)
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate, New Territories, Hong Kong
Main: (852) 2663 6688 Fax: (852) 2897 2054
http://www.johnsonelectric.com

By Airmail

10th March 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Re: Johnson Electric Holdings Limited
File No.: 82-2416

Dear Sirs,

We are pleased to enclose the following documents submitted to you in order to maintain the exemption, pursuant to Rule 12g3-2(B), under the Securities Exchange Act of 1934.

1. Announcements dated 28th June 2007, 11th July 2007, 30th July 2007, 2nd August 2007, 12th November 2007 and 7th December 2007

2. Interim Report 2007

Please acknowledge receipt of the above by stamping the duplicated copy of this letter and returning to us in the enclosed self-addressed envelope.

Thank you for your kind assistance.

Yours faithfully,

Susan Yip
Company Secretary

Encl.


RECEIVED
2008 MAR 25 A 5:
CORPORATE FINANCE


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 179)

ANNUAL GENERAL MEETING HELD ON 30TH JULY 2007 - POLL RESULTS

The poll results in respect of the resolutions proposed and seconded at the Annual General Meeting (the "AGM") of Johnson Electric Holdings Limited (the "Company") held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, 30th July 2007 were as follows:

	RESOLUTIONS	No. of Votes (%)	
		For	Against
1.	To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditor for the year ended 31st March 2007.	2,649,376,788 (99.998949%)	27,840 (0.001051%)
2.	To declare the final dividend of 8.5 HK cents, equivalent to 1.09 US cents per share in respect of the year ended 31st March 2007.	2,667,618,647 (99.998938%)	28,340 (0.001062%)
3.	(a) To re-elect Laura May-Lung Cha as an independent non-executive director.	2,667,578,197 (99.998231%)	47,190 (0.001769%)
	(b) To re-elect Peter Kin-Chung Wang as a non-executive director.	2,441,793,397 (99.884321%)	2,827,910 (0.115679%)
	(c) To re-elect Oscar de Paula Bernardes Neto as an independent non-executive director.	2,667,468,947 (99.994286%)	152,440 (0.005714%)
4.	To confirm the fees of Directors.	2,664,474,037 (99.909226%)	2,420,850 (0.090774%)
5.	To re-appoint Messrs. PricewaterhouseCoopers as Auditor of the Company at a fee to be agreed with the Directors.	2,666,899,387 (99.999231%)	20,500 (0.000769%)
6.	To fix the number of directors and to authorise the Directors to elect or appoint additional directors.	2,666,633,122 (99.988438%)	308,365 (0.011562%)
7.	To give a general mandate to the Directors to issue, allot and dispose of additional shares of the Company.	2,416,902,297 (91.100761%)	236,096,736 (8.899239%)
8.	To give a general mandate to the Directors to repurchase shares of the Company.	2,667,322,868 (99.987850%)	324,119 (0.012150%)
9.	To extend the general mandate granted to the Directors to issue additional shares repurchased by the Company pursuant to Resolution No. 8.	2,415,834,599 (91.060516%)	237,164,434 (8.939484%)

As more than 50% of the votes were cast in favour of each of the resolutions nos. 1 to 9, all resolutions were duly passed.

As at the date of the AGM, the total number of issued shares in the Company was 3,673,788,920 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the AGM. There is no restriction on any shareholders casting votes on any of the resolutions at the AGM.

Computershare Hong Kong Investor Services Limited, the Share Registrars of the Company in Hong Kong, acted as scrutineers for the poll at the AGM.

As at the date of this announcement, the Board of Directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing- Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

For and on behalf of
Johnson Electric Holdings Limited
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 30th July 2007


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 179)

CHANGE IN MEMBERS OF THE AUDIT COMMITTEE

The Board of Directors of Johnson Electric Holdings Limited announced that Mrs. Laura May-Lung Cha resigned as a member of Audit Committee and Mr. Peter Kin-Chung Wang was appointed as a member of Audit Committee effective 1st August 2007.

The Board of Directors (the "Board") of Johnson Electric Holdings Limited (the "Company") announced that Mrs. Laura May-Lung Cha has resigned as a member of the Audit Committee (the "Committee") of the Company effective 1st August 2007. The Board wishes to record its appreciation to Mrs. Cha for her valuable contribution to the Committee during her tenure of office.

The Board has appointed Mr. Peter Kin-Chung Wang, a Non-Executive Director of the Company, as a member of the Audit Committee effective 1st August 2007.

As at the date of this announcement, the board of directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

By Order of the Board
Johnson Electric Holdings Limited
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 2nd August 2007


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

DATE OF BOARD MEETING

The board of directors (the "Board") of Johnson Electric Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held on Friday, 7th December 2007 to, among other matters, approve the interim results of the Company for the six months ended 30th September 2007 and to consider the payment of an interim dividend.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 12th November 2007

As at the date of this announcement, the Board of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

Website: www.johnsonelectric.com

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

Clarification Announcement

This announcement is to clarify the re-election of a non-executive director in the Notice of Annual General Meeting.

Reference is made to the Notice of Annual General Meeting ("**Notice**") and the circular in relation to the proposals for re-election of directors, general mandates to issue shares and repurchase shares and notice of Annual General Meeting ("**Circular**") of Johnson Electric Holdings Limited (the "**Company**"), both dated 28th June 2007.

Due to proof-reading mistake, the re-election of Mr. Peter Kin-Chung Wang as a non-executive director was mistakenly stated as "an independent non-executive director" in item 3(b) of the Notice. Item 3 of the Notice and that on P.12 of the Circular should, therefore, be amended as follows:

"3. To re-elect the following Directors:

(a) Mrs. Laura May-Lung Cha as an independent non-executive director;
(b) Mr. Peter Kin-Chung Wang as a non-executive director;
(c) Mr. Oscar de Paula Bernardes Neto as an independent non-executive director;"

As at the date of this announcement, the board of directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

By Order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 11th July 2007

JOHNSON ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 179)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Johnson Electric Holdings Limited (the "Company") will be held at JW Marriott Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Monday, 30th July 2007 at 11:30 am for the following purposes:

1. To receive and adopt the Audited Consolidated Accounts and the Reports of the Directors and of the Auditors for the year ended 31st March 2007;

2. To declare a final dividend in respect of the year ended 31st March 2007;

3. To re-elect the following Directors:

   (a) Mrs. Laura May-Lung Cha as an independent non-executive director;

   (b) Mr. Peter Kin-Chung Wang as an independent non-executive director;

   (c) Mr. Oscar de Paula Bernardes Neto as an independent non-executive director;

4. To confirm the fees of Directors;

5. To re-appoint Auditors and to authorise the Directors to fix their remuneration;

6. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

   "**THAT** the number of Directors of the Company be fixed at 15 and that the Directors be authorized to elect or appoint additional directors up to the maximum of 15.";

7. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:



   "**THAT:**

   (a) subject to paragraph (c), the exercise by the Directors of the Company during the relevant period of all the powers of the Company to issue, allot and dispose of additional shares in the capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorize the Directors of the Company during the relevant period to make or grant offers, agreements and options which would or might require the exercise of such power after the end of the relevant period;

(c) the aggregate nominal amount of share capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to

(i) a Rights Issue; or

(ii) the exercise of options granted under the Company's Share Option Scheme,

shall not exceed the aggregate of 5 per cent. of the aggregate nominal amount of the share capital of the Company in issue on the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting; and

"Rights Issue" means an offer of shares or other securities to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory outside Hong Kong).";

8. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT:

(a) the exercise by the Directors during the relevant period of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be purchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases by the Company pursuant to the approval in paragraph (a) during the relevant period, shall be no more than 10 per cent. of the aggregate nominal amount of the existing issued share capital of the Company, at the date of the passing of this Resolution, and the authority pursuant to paragraph (a) shall be limited accordingly;

(c) for the purposes of this Resolution, "relevant period" means the period from the passing of this Resolution until whichever is the earliest of

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable law of Bermuda to be held; and

(iii) the revocation or variation of this Resolution by an ordinary resolution of the Shareholders of the Company in General Meeting.";

9. As special business, to consider and, if thought fit, pass the following as an Ordinary Resolution:

"THAT conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate shall be added by an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 8 in the notice convening this meeting, provided that such additional amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.".

By order of the Board
Susan Chee-Lan Yip
Company Secretary

Hong Kong, 28th June 2007

Notes:

1. A Shareholder entitled to attend and vote is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not also be a Shareholder of the Company. A proxy form is enclosed. Completion and return of the proxy form will not preclude a Shareholder from attending and voting in person.

2. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the Hong Kong Head Office of the Company at Johnson Building, 6-22 Dai Shun Street, Tai Po Industrial Estate, Tai Po, N.T., Hong Kong not less than 48 hours before the time appointed for holding of the Meeting.

3. The transfer books and the register of members of the Company will be closed from Wednesday, 25th July 2007 to Monday, 30th July 2007, both dates inclusive, during which no transfer of shares will be registered. In order to qualify for the proposed final dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's branch registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration not later than 4:30 pm on Tuesday, 24th July 2007.

4. As at the date of this circular, the Board of Directors of the Company consists of:

Yik-Chun Koo Wang	*Honorary Chairman*
Patrick Shui-Chung Wang	*Chairman and Chief Executive*
Winnie Wing-Yee Wang	*Vice-Chairman*
Richard Li-Chung Wang	*Executive Director*
Peter Stuart Allenby Edwards	*Independent Non-Executive Director*
Patrick Blackwell Paul	*Independent Non-Executive Director*
Michael John Enright	*Independent Non-Executive Director*
Laura May-Lung Cha	*Independent Non-Executive Director*
Peter Kin-Chung Wang	*Non-Executive Director*
Oscar de Paula Bernardes Neto	*Independent Non-Executive Director*

RECEIVED
2008 MAR 25 A 5:59
CORPORATE FINANCE


JOHNSON
ELECTRIC

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)
(Stock code: 179)

INTERIM RESULTS ANNOUNCEMENT FOR THE PERIOD ENDED 30TH SEPTEMBER 2007

HIGHLIGHTS

- Turnover up 4% to US$1,094 million
- EBITDA up 18% to US$160 million
- Operating profit up 26% to US$116 million
- Net profit attributable to shareholders up 23% to US$80 million
- Earnings per share up 23% to 2.17 US cents per share
- Interim dividend of 4.5 HK cents per share (0.58 US cents per share)
- Cash generated from operations up 71% to US$140.3 million
- Net gearing (net debt to total equity) reduced to 34%

The Directors announce that the unaudited consolidated profit attributable to shareholders for the six months ended 30th September 2007 was US$79,792,000, an increase of 23% over the corresponding period in 2006.

FINANCIAL RESULTS

The unaudited condensed consolidated profit and loss account for the six months ended 30th September 2007 together with comparative figures for the corresponding period in 2006 is set out below:

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	**2007 US$'000**	2006 US$'000
Sales	2	**1,094,176**	1,052,324
Cost of goods sold		**(810,180)**	(774,446)
Gross profit		**283,996**	277,878
Other income and gains		**12,720**	1,634
Selling and administrative expenses		**(178,150)**	(182,629)
Restructuring provisions		**(2,703)**	(5,082)
Operating profit	3	**115,863**	91,801
Finance costs, net		**(9,764)**	(10,730)
Share of profits of jointly controlled entities / associated companies		**51**	169
Profit before income tax		**106,150**	81,240
Income tax expenses	4	**(21,000)**	(15,030)
Profit for the period		**85,150**	66,210
Attributable to:			
Equity holders of the Company		**79,792**	64,746
Minority interest		**5,358**	1,464
		85,150	66,210
Interim dividend	5	**21,195**	21,195
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic	6	**2.17**	1.76
Diluted	6	**2.17**	1.76

CONDENSED CONSOLIDATED BALANCE SHEET
As at 30th September 2007

	Note	Unaudited 30th September 2007 US$'000	Audited 31st March 2007 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment		**384,647**	390,019
Investment properties		**34,703**	24,208
Leasehold land and land use rights		**23,670**	24,805
Intangibles		**681,747**	667,154
Associated companies		**1,907**	2,364
Deferred income tax assets		**29,914**	30,918
Available-for-sale financial assets		**4,434**	5,131
Other financial assets at fair value through profit or loss		**5,371**	4,140
		1,166,393	1,148,739
Current assets			
Stocks and work in progress		**286,802**	251,170
Trade and other receivables	7	**479,271**	458,859
Derivative financial instruments		**18,010**	9,463
Other financial assets at fair value through profit or loss		**-**	995
Income tax recoverable		**6,215**	7,482
Bank balances and cash		**194,915**	149,282
		985,213	877,251
Current liabilities			
Trade and other payables	8	**334,608**	298,055
Current income tax liabilities		**33,252**	19,869
Derivative financial instruments		**7,239**	698
Borrowings		**21,824**	20,615
Provisions and other liabilities		**22,206**	25,539
		419,129	364,776
NET CURRENT ASSETS		**566,084**	512,475
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,732,477**	1,661,214
Non-current liabilities			
Borrowings		**526,587**	552,900
Derivative financial instruments		**32,343**	19,272
Deferred income tax liabilities		**92,618**	87,535
Provisions and other liabilities		**36,507**	38,117
		688,055	697,824
NET ASSETS		**1,044,422**	963,390

CONDENSED CONSOLIDATED BALANCE SHEET (Cont'd)

	Unaudited 30th September 2007 US$'000	Audited 31st March 2007 US$'000
EQUITY		
Share capital	**82,284**	82,062
Reserves	**912,307**	818,568
Proposed dividend	**21,195**	40,035
	1,015,786	940,665
Minority interest	**28,636**	22,725
TOTAL EQUITY	**1,044,422**	963,390

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30th September 2007

	2007 US$'000	2006 US$'000
Gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	**4,346**	-
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	**(761)**	-
Available-for-sale financial assets:		
- fair value (losses)/gains	**(355)**	1,169
- release of reserves upon disposal	**(120)**	122
Hedging instruments:		
- fair value gains	**8,148**	22,324
- transferred to profit and loss account	**(4,430)**	(17,105)
Deferred income tax effect on fair value gains in hedging instruments	**(491)**	(894)
Actuarial gains/(losses) of defined benefit plan	**693**	(3,254)
Deferred income tax effect on actuarial (gains)/losses of defined benefit plan	**(16)**	128
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	**29,335**	21,181
Net income recognised directly in equity	**36,349**	23,671
Profit for the period	**85,150**	66,210
Total recognised income for the period	**121,499**	89,881
Attributable to:		
Equity holders of the Company	**115,341**	87,814
Minority interest		
Share of profit for the period	**5,358**	1,464
Adjustment arising on translation of foreign subsidiaries	**800**	603
	6,158	2,067
	121,499	89,881

Note:

1. **Principal accounting policies**

This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2007, except that the Group adopted all the new standards, amendments to standards and interpretations (new/revised HKFRSs) which are effective for accounting periods commencing on 1st April 2007. The adoption of these new/revised HKFRSs did not have a material financial impact on the condensed consolidated financial information of the Group.

2. **Segment information**

Primary reporting format – business segments

The segment results for the six months ended 30th September are as follows:

	Sales		**Operating Profit**	
	2007	2006	**2007**	2006
	US$'000	US$'000	**US$'000**	US$'000
Manufacturing	**1,041,077**	1,002,275	**115,343**	88,939
Trading	**53,099**	50,049	**520**	2,862
	1,094,176	1,052,324	**115,863**	91,801

Secondary reporting format - geographical segments

	2007	2006
	US$'000	US$'000
Sales analysed by the region from which the customer order originated		
Asia	**345,499**	354,530
America	**284,823**	258,362
Europe	**463,854**	439,432
	1,094,176	1,052,324

3. **Depreciation and amortization**

During the period, depreciation of US$35,657,000 (2006: US$37,116,000) and amortization of US$9,008,000 (2006: US$8,859,000) were charged in respect of the Group's property, plant and equipment and intangible assets and leasehold land and land use rights respectively.

4. Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rate on the estimated assessable profit in respective countries of operations for the six months ended 30th September.

	2007	2006
	US$'000	US$'000
Current taxation		
Hong Kong profits tax	**8,535**	7,558
Overseas taxation	**11,690**	9,551
	20,225	17,109
Deferred income tax	**775**	(2,079)
	21,000	15,030

5. Interim dividend

The interim dividend of 0.58 US cents per share are based on the existing 3,673,788,920 (30th September 2006: 3,673,788,920) shares in issue (30th September 2006: interim dividend of 0.58 US cents per share each).

6. Earnings per share

The calculations of basic and fully diluted earnings per share are based on the Group's profit attributable to shareholders of US$79,792,000 (2006: US$64,746,000).

The basic earnings per share is based on the weighted average of 3,672,196,311 (2006: 3,671,775,805) shares in issue during the period.

There is no significant impact on the fully diluted earnings per share if all outstanding options are deemed to be issued at no consideration.

7. Trade and other receivables

The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The trade and other receivables include gross trade receivables of US$425,470,000 (31st March 2007: US$408,178,000). The ageing analysis of gross trade receivables based on invoice date was as follows:

	0-60 days	61-90 days	Over 90 days	Total
	US$'000	US$'000	US$'000	US$'000
Balance at 30th September 2007	**328,381**	**43,768**	**53,321**	**425,470**
Balance at 31st March 2007	326,703	35,693	45,782	408,178

8. Trade and other payables

The trade and other payables include trade payables of US$208,933,000 (31st March 2007: US$182,976,000). The ageing analysis of trade payables based on invoice date was as follows:

	0-60 days US$'000	61-90 days US$'000	Over 90 days US$'000	Total US$'000
Balance at 30th September 2007	**172,291**	**18,321**	**18,321**	**208,933**
Balance at 31st March 2007	148,275	11,454	23,247	182,976

CHAIRMAN'S STATEMENT

Overview of Financial Results

In the six month period ended 30th September 2007, Johnson Electric made satisfactory progress in improving profitability in what continues to be a challenging and unpredictable macro-economic environment. Group sales for the first half of the financial year totaled US$1,094 million, an increase of 4% over the comparable period last year, while profit attributable to shareholders increased by 23% to US$80 million. This profit included unbudgeted gains of US$6.7 million (after tax and minority interest) on two asset disposals.

Important factors affecting sales during the period included soft end-user demand in the North American and European automotive markets, the strength of the Euro and other currencies against the US dollar, and a strategic shift away from unprofitable business in selected motor segments.

On the cost side, the headwinds that have negatively affected the profitability of the Group in recent years continued to exert pressure on the business. The price of copper and plastics – which comprise a major portion of the cost of the Group's range of precision motor and motion system products – increased compared to the same period a year ago. In addition, higher direct labour rates and the sustained appreciation of the renminbi continued to increase the cost of manufacturing in China.

In the face of these conditions, we continued our efforts to mitigate their adverse impact on our financial performance. These efforts included increasing sales prices, shifting production and component purchases to lower cost sources, hedging our copper purchases, changing the type of raw materials used for some products and driving multiple lean manufacturing initiatives to improve shop floor productivity. These efforts helped restore gross margins to a level which is comparable with the same period last year and which is an improvement of 3.3 percentage points over second half of the year ended 31st March 2007.

We were also able to lower selling, general and administrative costs by US$5 million from US$183 million in the same period last year to US$178 million as a result of stronger operational controls which led to lower claims, warranty and bad debt expenses, and we recorded unbudgeted gains of US$11.9 million (before tax and minority interest) on two asset disposals. Business restructuring charges and provisions related to ongoing improvements to the Group's global manufacturing footprint declined from US$5 million in the same period last year to US$3 million during the period, with the result that our operating profit increased by 26% compared with same period last year to US$116 million.

After taking into account slightly lower financing costs and higher charges for income tax and minority interests, the consolidated profit attributable to shareholders for the first half of the financial year increased by 23% to US$80 million or 2.17 US cents per share.

During the period, cash generated from operations increased 71% to US$140.3 million, which enabled the Group to reduce its outstanding borrowings by US$25 million to US$548 million and to increase its cash reserves to US$195 million. Including the Group's cash reserves of US$195 million, net debt as a proportion of total equity stood at 34% at 30th September 2007 compared to 44% at 31st March 2007.

Interim Dividend

The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2006: 4.5 HK cents or 0.58 US cents per share) payable on 4th January 2008 to shareholders registered on 28th December 2007.

Focus on Product Innovation and Improving Profitability

It is just over two years since Johnson Electric completed the acquisition of Saia-Burgess Electronics and the enlarged Group is a significantly stronger and more global enterprise as a result.

With the key integration initiatives relating to people, structure and manufacturing operations now largely behind us, we are currently focused on new product innovation, technology collaboration with our customers, accelerating new product development, and reducing time to market. The ability to do these successfully is a critical element in our value proposition and key to future value creation.

The two main business units within the Manufacturing segment – Automotive Products Group ("APG") and Industry Products Group ("IPG") – are market leaders in delivering precision motor and motion system solutions in their respective market segments. In this position, they are able to support customers in the development of next generation products. Now, with a global network of engineering centres that spans China, Switzerland, Germany, the USA, Japan and Israel, the Group has the breadth of technology and application expertise to convert its market insight into product solutions and an overall customer value proposition that no competitor can match.

Both APG and IPG are executing strategies enabling them to expand in those segments where they are best positioned to offer differentiated, customized solutions. This also means .selectively exiting unprofitable segments and, if appropriate, divesting non-core assets.

The expanded scope and capabilities of the Group is also beginning to open the doors to new market segments with attractive long-term growth potential. For example, we are in the early stages of establishing a new platform in the area of medical devices where our unique range of motion and electronic sensor technologies as well as our global manufacturing capabilities can be utilized to full effect.

For the Group's smaller business units, the priorities remain on gaining scale and improving profitability. Johnson Electric Trading's sales were lower than expected in the first half of the year but its specialty metals trading business is showing encouraging progress as we move into the second half. Parlex, a manufacturer of flexible printed circuits, has also been behind schedule on the restructuring of its various production facilities in the United States and China. However, with the closure of a plant in Cranston, USA, and the opening of a new facility in Qingpu, China now accomplished, the management team is better positioned to focus on improving productivity and growing its blue-chip customer base. Saia-Burgess Controls has achieved excellent progress in improving profit margins over the past two years and is now further strengthening its product pipeline and organization to sustain growth for the longer term.

Prospects

Although the Group's underlying operational performance has been relatively strong in the first half of the financial year, there are reasons to be cautious about the prospects for the second half. First, there are indications that economic activity in North America and Europe could slow down – with particular concern

and uncertainty about the extent to which problems in the US housing and financial sectors could adversely affect consumer sentiment in those regions. Second, global commodity price increases continue to be fuelled by strong demand from China and India, tight supply, and the weakness of the US dollar, and show no signs of abating in the near-term.

We anticipate revenue growth for the full year to be broadly in line with our original expectations of 5% to 7%. Given the improved operational performance and the unbudgeted gains on asset sales in the first half, plus the currently projected second half performance in what could be softer market conditions, it presently appears that the Group is on track to produce an improvement in full year net profit compared to the prior year.

Patrick Wang Shui Chung
Chairman and Chief Executive
Hong Kong, 7th December 2007

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from Monday, 24th December 2007 to Friday, 28th December 2007, both dates inclusive, during which no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:30 p.m. on Friday, 21st December 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

RESULTS OVERVIEW

Sales

Total Group sales for the half-year ended 30th September 2007 were US$1,094 million, an increase of 4.0% over US$1,052 million in the same period last year. The strength of the Euro and other currencies against the US dollar contributed an additional US$30.1 million to Group revenues in comparison with the same period last year. This primarily impacted sales in automotive markets. Excluding this, the underlying growth in Group sales was 1.1%.

Overall, sales to Europe were US$464 million (42% of total sales), an increase of 5.6%; sales to Asia were US$345 million (32% of total sales), a decrease of 2.5%; and sales to the Americas were US$285 million (26% of total sales), an increase of 10.2%.

The relatively strong growth in the US was driven by sales in automotive power cooling applications, while sales in Asia were down primarily due to weaker markets in power tools and camera motors.

Gross Profit

Gross profit of US$284.0 million increased by US$6.1 million and was 26.0% of sales, down slightly from 26.4% a year ago.

Gross profit was adversely impacted by ongoing pressures in a number of the key ingredients in the cost structure including the cost of copper, labour rates in the PRC, and the renminbi. In contrast, a strong Euro

and the lower cost of steel relative to the same period last year helped gross profits. Combined, these elements reduced gross profit by US$9.5 million or 0.9% of sales in the period.

Compared to the same period last year, the increased costs of copper and the higher labour rates in our principal manufacturing base in China, together with the effects of the strengthening renminbi, resulted in additional costs of US$21.6 million.

The relative strength of the Euro against the US dollar, including its impact on manufacturing costs in Europe, and lower steel costs combined to improve profitability by US$12.1 million.

In our Parlex business, gross profits were down compared to last year by US$3.8 million. This disappointing performance is primarily due to delays in rationalizing the global manufacturing footprint of this business and in improving operational performance.

As regards actions taken to improve gross profits, the Group has increased profitability through a number of measures. These include price increases in selected products and markets to mitigate increased material, labour and currency costs, volume increases and product mix changes and improved productivity in our manufacturing operations through one-piece-flow and other lean manufacturing techniques. Combined, these helped improve profitability by US$12.4 million over the same period last year.

Additionally, improved profits from our JE Capital businesses, primarily Saia Burgess Controls and China Autoparts, contributed an incremental US$2.9 million.

Other Income and Gains

Other income and gains amounted to US$12.7 million, US$11.1 million more than in the same period last year.

US$11.9 million of the increase compared to the same period last year results from the combination of a gain on the sale of land and buildings and a gain on the disposal of a non-core associated company.

Selling and Administrative Expenses ("SG&A")

SG&A expenses of US$178.2 million decreased by US$4.5 million compared to the same period last year. As a percentage of sales, SG&A reduced to 16.3% from 17.4% in the same period last year.

Lower claims, warranty, bad debt, and VAT related costs booked in this period compared to the same period last year accounted for a total improvement of US$10.6 million. Conversely, the impact of the Euro exchange rate against the US dollar increased our SG&A costs by US$4.8 million. Excluding these effects which totaled US$5.8 million, the SG&A costs increased by an underlying rate of US$1.3 million, or 0.7% higher than the same period last year.

Restructuring Costs

The Group's restructuring charges of US$2.7 million in the period related to restructuring activities in our Europe-based Industrial and China-based Parlex businesses. Total restructuring costs were US$2.4 million lower than in the same period last year.

Operating Profit

Operating profit was US$115.9 million, an increase of US$24.1 million or 26.2% from a year ago. Excluding the effect of one off gains included in other income and gains, operating profit increased by US$12.2 million, or 13.3%, over the same period last year.

Finance Costs, net

Interest expense for the period was US$9.8 million, a decrease of US$0.9 million from the same period last year due to the reduction in debt levels between 30th September 2006 and 30th September 2007.

Share of Profits of Jointly Controlled Entities/Associated Companies

The Company no longer holds any significant interests in any jointly controlled entities/ associated companies.

Income Tax Expenses

The effective tax rate for the period was 19.8%, compared to 18.5% for the prior period. The increase was mainly due to a change in the proportion of the Group's taxable profit which was earned in Europe and the US, where effective tax rates generally exceed those in Asia.

Profit Attributable to Shareholders

Profit attributable to shareholders for the period increased 23.2% to US$79.8 million and earnings per share increased from 1.76 US cents per share to 2.17 US cents per share.

BUSINESS PERFORMANCE

We manage the Group's activities in two segments: Manufacturing and Trading.

MANUFACTURING SEGMENT

The Manufacturing segment is sub-divided into three business units which focus on specific customer needs and technologies in defined markets: Automotive Products Group, Industry Products Group and Other Businesses.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG revenues in the period represented 51% of the total turnover of the Group. APG sales in the period increased US$38.9 million, or 7.5%, to US$559.4 million. Of this increase, the appreciation of the Euro against the US dollar contributed US$20.6 million. Excluding this effect, the underlying sales increase was 3.5%.

During the period April to September, worldwide passenger car production grew around 5%. In Johnson Electric's principal markets, there was little growth in Western Europe and markets declined in North America.

APG's sales by Region, and the respective growth rates compared to the same period last year, are as follows:

US$ Million	H1 2007	H1 2006	Growth %
Europe	334.5	318.4	5.1
Asia	71.3	65.8	8.4
Americas	153.6	136.3	12.7

Sales and marketing activities for APG focus on two main business areas: Motors and Motion & Actuation Systems.

Motors

Of the total APG sales in the period, motor sales amounted to US$392.7 million, representing a US$37.4 million increase, or 10.5%, over the same period last year.

Despite the relatively stagnant conditions in our traditional markets, progress has been made. In particular, growth in the sales of the power cooling products has been quite strong in North America, and new programs in our body climate and chassis braking products across all regions have also contributed to this progress.

Increases in raw material costs, especially copper, impacted margins. However, tight cost control, payback from prior period restructuring activities, and productivity gains derived from continuous improvement activities in manufacturing and other processes allowed us to offset this impact as well as to mitigate the continuous price down pressures prevalent in these markets. Where all these actions, including implementing price increases on selected products, cannot satisfactorily compensate for such ongoing margin pressures we continue to shift away from unprofitable business in selected motor segments.

Motion and Actuation Systems

Of the total APG sales in the period, motion system sales amounted to US$166.7 million, representing a US$1.5 million increase, or 0.9%, over the same period last year.

The softness in North American car production and our already existing high market share in this particular market have limited our growth potential for the period under review. In Europe, in response to continuous price pressure, the introduction of our new product generation replacing the existing higher priced product range also impacted our growth. New applications and volume increases allowed us to maintain our position and leadership in the market.

Similar cost reduction and profit improvement activities were undertaken in this business area as were noted above in the motors area.

INDUSTRY PRODUCTS GROUP ("IPG")

Sales for IPG in the period decreased US$3.2 million, or 0.8%, to US$372.3 million. IPG sales in the period represented 34% of the total turnover of the Group.

Sales analysis, geographically, is as follows:

US$ Million	H1 2007	H1 2006	Growth %
Europe	93.7	86.6	8.2
Asia	183.6	201.6	(8.9)
Americas	95.0	87.3	8.8

Motors

IPG Business Units provide tailored motion solutions to global customers. In the Power Tools, Home Appliances and Business & Lifestyle Products markets, total sales for the period amounted to US$275.6 million, a decrease of US$11.3 million, or 3.9%, over the same period a year ago.

Sales by the Power Tools Business Unit decreased by US$9.6 million, (11%), to US$77.5 million, due to the strategic exit of low profit products and the softening of the US power tool market as US housing sales and consumer confidence fall. This mainly impacted our Asia region sales, where many of our customers have export-oriented assembly operations. In contrast, new product launches have driven growth in market share in the electric starter segment and this has helped offset the decline in the gas engine market.

Sales of Business & Lifestyle products decreased US$4.6 million (4.6%) to US$94.9 million due to the decline in sales in the Camera application segment in Japan, again depressing Asian sales.

In the Home Appliance Business Unit, sales increased by US$2.9 million (2.9%) to US$103.2 million, due mainly to the successful introduction of new motor and pump platforms. The increase in market share with key Floor Care and White Goods customers more than offset reduced volumes of low margin business.

Motion and Actuation Systems

Sales of Actuators increased by US$4.9 million, 10.3%, to US$52.8 million in the period due mainly to the successful launch of a new water valve product in the HVAC segment and stronger performance in the postal-sorting segment.

Switches

Switches sales increased by US$3.2 million, 7.9%, to US$43.9 million in the period due to improvements in production processes and in the delivery supply chain. This followed the restructuring and consolidation of manufacturing operations in prior periods.

OTHER BUSINESSES

The Other Businesses category includes the operations of Johnson Electric Capital (which includes Parlex, Saia-Burgess Controls, and China Autoparts, Inc.).

Overall, sales revenue for the Other Businesses was US$109.3 million for the six-month period ended 30th September 2007, accounting for 10% of the total Johnson Electric Group sales. Compared to a year ago, this category has increased its sales by US$3.0 million in the six-month period, or 2.8%.

Parlex Corporation, a manufacturer of copper flexible circuits and polymer thick film circuits, contributed sales of US$60.5 million during the six-month period to 30th September 2007, a decrease of 4.3% compared to the same period in the prior year. Although sales of applications in many key markets continue to demonstrate very positive demand trends, sales to the computer equipment market were lower than expected.

Saia-Burgess Controls, a successful niche player in the European programmable controls industry achieved sales of US$32.5 million, an increase of 5.3% on the same period last year. The business serves both OEM and system integrator customers and its new generation of Human Machine Interface products have been very positively received by the market.

Sales by China Autoparts were US$16.3 million for the period, an increase of 33.7% over the same six-month period in 2006. The company is a leading supplier of iron cast engine blocks to the rapidly growing domestic automotive industry in China.

TRADING SEGMENT

Johnson Electric Trading was established in 2004-2005 to build a sourcing platform in China to supply global customers with a wide range of motor and motor-related electro-mechanical components that are not currently manufactured within Johnson Electric, and to supply specialty metals for local Asia customers. For the six-month period ended 30th September 2007, sales were US$53.1 million, representing an increase of US$3.1 million, or 6.1%, over the same period last year. Intensive efforts are being put into expanding the precision parts and motorized subsystems businesses, which will help penetration into high-tech industry markets, while the specialty metals businesses remained relatively steady in a volatile market environment. As the critical mass grows and the infrastructure is leveraged the profit performance of this unit is expected to improve significantly.

FINANCIAL POSITION AND LIQUIDITY

ANALYSIS OF CASH FLOWS

Simplified Cash Flow Six Months to 30th September

US$ Million

	2007	2006	Change
Profit Before Interest and Tax*	115.9	91.8	24.1
Depreciation and Amortization (including Intangibles)	44.6	44.4	0.2
EBITDA	***160.5***	***136.2***	***24.3***
Other Non Cash Items in Profit Before Tax	(11.3)	2.0	(13.3)
Working Capital Change	(8.9)	(56.0)	47.1
Cash from Operating Activities	***140.3***	***82.2***	***58.1***
Capital Expenditure	(33.7)	(27.4)	(6.3)
Proceeds from Sale of Assets and Investments	15.4	4.2	11.2
Operating Cash Flow less Operating Investment Activities	***122.0***	***59.0***	***63.0***
Interest (Paid) less Interest Received	(8.5)	(10.7)	2.2
Tax	(4.2)	(14.7)	10.5
Dividend Paid	(40.0)	(40.0)	-
Treasury Shares and Liquid Securities	(1.4)	0.1	(1.5)
Exchange Gains on Cash and Overdrafts and Borrowings	1.8	1.3	0.5
Net cash inflow/(outflow)	**69.7**	**(5.0)**	**74.7**
Used to repay debt	**25.5**	**81.7**	**(56.2)**
Net increase/(decrease) in cash & cash equivalent**	**43.4**	**(87.2)**	**130.6**
Exchange Gains on Net Debt plus movement in Short Term Investments	**0.8**	**0.5**	**0.3**
	69.7	**(5.0)**	**74.7**

* *Operating Profit per accounts*

** *See condensed consolidated cash flow per accounts*

CASH FLOWS

The Group's ability to generate cash from operations continues to be one of its principal strengths. In the six-month period, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets), as shown above, was US$140.3 million compared to US$82.2 million for the same period a year ago.

This increase of US$ 58.1 million is primarily due to the increase in operating profit of US$24.1 million and a significantly improved working capital performance compared to the same period last year. The increase in working capital of US$8.9 million this year compared to an increase of US$56.0 million in the same period last year.

Working Capital

Overall, net of currency translation effects of US$14.2 million, working capital increased by US$8.9 million since 31st March 2007.

Trade receivables amounted to US$425.5 million at 30th September 2007, of which 77.2% was aged less than 60 days. Excluding currency translation effects, the increase during the period was US$3.8 million.

Stocks and work in progress amounted to US$286.8 million at 30th September 2007. Excluding currency translation effects, the increase during the period was US$28.6 million, or 11.4%. This was mainly due to increases in stock in our European operations to meet market demand and service level commitments. Inventories in the US also increased, as a result of sales growth. Stock turns were 7.6 this year compared 7.1 in the same period last year reflecting an overall year on year improvement in inventory management.

Partially offsetting these increases in working capital assets was an increase in trade and other payables, net of currency translation effects, of US$28.2 million.

Capital Expenditure

Capital Expenditure was US$33.7 million in the period. US$2.2 million below the charge for fixed asset depreciation (excluding depreciation on intangible assets).

Proceeds from the sale of assets and investments were US$15.4 million, US$11.2 million higher than in the same period last year, primarily due to the sale of land and buildings and the sale of MiCS MicroChemical Systems SA, a non-core business.

Interest and Tax

Net interest paid (after deducting interest income on cash balances) was US$8.5 million. This reduction from the same period last year results from the progressive reduction in borrowings and the increase in cash balances. Short term overdrafts and long term loans were US$79.9 million lower at 30th September 2007 than a year ago and cash balances were US$42.3 million higher.

Taxes paid, net of refunds, amounted to US$4.2 million, US$10.5 million lower than in the same period last year. Tax refunds were received in the period which relate to the businesses in Germany and Switzerland for the prior tax years.

Dividends and Other Cash Flows

The Final Dividend of US$40.0 million for the fiscal year 2006-2007 was paid in the period. This dividend payment was at the same level as was paid in the prior year.

Movement of Net Borrowings

The Group's debt : equity ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss, to total equity) was 34%, down from 44% at 31st March 2007.

The reduction in net debt in this six-month period has been US$69.7 million. Net borrowings (total borrowings net of cash and other financial assets at fair value through profit or loss) at 30th September 2007 were US$353.5 million. This compares to US$423.2 million at 31st March 2007.

The lowering of the net debt position has been enabled mainly by an improved profit performance and by improvements in working capital management, as shown in the table above. The operating cash flow, after

deducting capital expenditure and including the proceeds of sale from asset disposals, amounted to US$122.0 million, double compared to the same period last year.

Liquidity

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized short-term borrowing facilities exceeding US$260.0 million provided by its principal relationship banks.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

Foreign Currency

The Group operates globally and is thus exposed to foreign exchange risk.

For APG and IPG, the major revenue generating currencies continue to be the US dollar, the Euro and the Japanese Yen. For the period to 30th September, 2007, of the sales from these business units, 53% were in US dollars, 37% in Euro, and the rest in other currencies such as Japanese Yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Japanese Yen. Aside from the US dollar and Hong Kong dollar (which is pegged to the US dollar), material open foreign exchange exposures in Euro are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

HUMAN RESOURCES AND ENVIRONMENTAL, HEALTH & SAFETY

The Johnson Electric Group has over 40,000 full-time employees and subcontract workers as of 30th September 2007.

The Group provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets in which we operate.

The Group operates a number of defined benefit and defined contribution retirement schemes which cover certain groups of employees in Europe, Hong Kong and the USA. Incentive schemes composed of annual and long-term incentives are provided to selective managers and senior executives on the basis of performance measured by metrics which include the Group's revenue, net profit, and cash generated as well as other complementary financial measures and the achievement of personal objectives.

JENESIS, the Group's flagship leadership development programme, has continued to develop future leaders for the Group and operates in both English and Putonghua versions. In July of 2007, the Group conducted its third annual Senior Management Development Seminar designed for the continuous development of the Group's international cadre of senior managers.

The Group maintains its long-standing commitment to environmental, health and safety and to being a responsible corporate citizen. Continuous progress is made in working towards ISO14000 registration of the Group's main manufacturing facility in Shajing, Guangdong Province; the Group's key sites in Europe and North America are already ISO14000 registered.

The safety campaign, *Safety is Job One*, launched by the Group's CEO in Shajing in 2003, continues to produce impressive results.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalising best practices of corporate governance.

During the six months ended 30th September 2007, Mrs. Laura May-Lung Cha, an Independent Non-Executive Director of the Company, resigned as a member of the Audit Committee of the Company effective 1st August 2007. Mr. Peter Kin-Chung Wang, an existing Non-Executive Director of the Company, was appointed to replace Mrs. Laura May-Lung Cha as a member of the Audit Committee effective 1st August 2007. Save for the above, the composition of the board committees remains the same as set out in the Corporate Governance Report in the Company's Annual Report 2007.

During the six months ended 30th September 2007 the Company continued to abide by the corporate governance practices set out in the Corporate Governance Report.

Code on Corporate Governance Practices

During the six months ended 30th September 2007, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

Code Provision A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

Code Provision A.4.1 and A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

Model Code for Securities Transactions

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors of compliance with the Model Code throughout the six months ended 30th September 2007. No incident of non-compliance was noted by the Company to date in 2007/08.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2007 has been reviewed by the Audit Committee and the auditors of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Company (www.johnsonelectric.com) and the Stock Exchange (www.hkex.com.hk). The Company's Interim Report 2007 will be despatched to the shareholders and available on the same websites on or about 21st December 2007.

BOARD OF DIRECTORS

As at the date of this announcement, the board of directors of the Company comprises Patrick Shui-Chung Wang, Winnie Wing-Yee Wang, Richard Li-Chung Wang, being the Executive Directors, and Yik-Chun Koo Wang, Peter Kin-Chung Wang, being the Non-Executive Directors, and Peter Stuart Allenby Edwards, Patrick Blackwell Paul, Michael John Enright, Laura May-Lung Cha and Oscar de Paula Bernardes Neto, being the Independent Non-Executive Directors.

On behalf of the board of directors
Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 7th December 2007

Website: www.johnsonelectric.com





innovating motion

Johnson Electric Holdings Limited

Interim Report 2007

(Stock Code: 179)

CONTENTS

CORPORATE AND SHAREHOLDER INFORMATION

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

CORPORATE INFORMATION

Board of Directors

* Yik-Chun Koo Wang
Honorary Chairman
Patrick Shui-Chung Wang *JP*
Chairman and Chief Executive
Winnie Wing-Yee Wang
Vice-Chairman
Richard Li-Chung Wang
Executive Director
\# Peter Stuart Allenby Edwards
\# Patrick Blackwell Paul
\# Michael John Enright
\# Laura May-Lung Cha *JP*
* Peter Kin-Chung Wang
\# Oscar de Paula Bernardes Neto

* *Non-Executive Director*
\# *Independent Non-Executive Director*

Company Secretary

Susan Chee-Lan Yip

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Hong Kong Head Office

Johnson Building
6-22 Dai Shun Street
Tai Po Industrial Estate, Tai Po
New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com

Auditor

PricewaterhouseCoopers

Registrar and Transfer Offices

Principal:
The Bank of Bermuda Limited
Bank of Bermuda Building
6 Front Street, Hamilton HM11
Bermuda

Hong Kong Branch:
Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Wan Chai
Hong Kong

American Depositary Receipt (ADR)

Ratio : 1 ADR : 10 Ordinary Shares
Exchange : OTC
Symbol : JELCY
CUSIP : 479087207

Depositary

JPMorgan Chase Bank
JPMorgan Service Center
P.O. Box 43013
Providence, RI 02940-3013
U.S.A.
Tel : Domestic Toll Free:
(800) 990-1135
International:
(781) 575-4328
Fax : (781) 575-4088
Email : adr@jpmorgan.com

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited
Citibank, N.A.
Standard Chartered Bank

LISTING INFORMATION

Share Listing

The Company's shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipt.

Stock Code

The Stock Exchange of Hong Kong Limited : 179
Bloomberg : 179:HK
Reuters : 0179.HK

SHAREHOLDERS' CALENDAR

Register of Shareholders

Close of Register (both days inclusive)
24th – 28th December 2007

Dividend (per share)

Interim Dividend : 4.5 HK cents
Payable on : 4th January 2008

Johnson Electric Holdings Limited

(Incorporated in Bermuda with limited liability)

INTERIM REPORT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2007

HIGHLIGHTS

- Turnover up 4% to US$1,094 million
- EBITDA up 18% to US$160 million
- Operating profit up 26% to US$116 million
- Net profit attributable to shareholders up 23% to US$80 million
- Earnings per share up 23% to 2.17 US cents per share
- Interim dividend of 4.5 HK cents per share (0.58 US cents per share)
- Cash generated from operations up 71% to US$140.3 million
- Net gearing (net debt to total equity) reduced to 34%

CHAIRMAN'S STATEMENT

OVERVIEW OF FINANCIAL RESULTS

In the six-month period ended 30th September 2007, Johnson Electric made satisfactory progress in improving profitability in what continues to be a challenging and unpredictable macro-economic environment. Group sales for the first half of the financial year totaled US$1,094 million, an increase of 4% over the comparable period last year, while profit attributable to shareholders increased by 23% to US$80 million. This profit included unbudgeted gains of US$6.7 million (after tax and minority interest) on two asset disposals.

Important factors affecting sales during the period included soft end-user demand in the North American and European automotive markets, the strength of the Euro and other currencies against the US dollar, and a strategic shift away from unprofitable business in selected motor segments.

On the cost side, the headwinds that have negatively affected the profitability of the Group in recent years continued to exert pressure on the business. The prices of copper and plastics – which comprise a major portion of the cost of the Group's range of precision motor and motion system products – increased compared to the same period a year ago. In addition, higher direct labour rates and the sustained appreciation of the renminbi continued to increase the cost of manufacturing in China.

In the face of these conditions, we continued our efforts to mitigate their adverse impact on our financial performance. These efforts included increasing sales prices, shifting production and component purchases to lower cost sources, hedging our copper purchases, changing the type of raw materials used for some products and driving multiple lean manufacturing initiatives to improve shop floor productivity. These efforts helped restore gross margins to a level which is comparable with the same period last year and which is an improvement of 3.3 percentage points over second half of the year ended 31st March 2007.

We were also able to lower selling, general and administrative costs by US$5 million from US$183 million in the same period last year to US$178 million as a result of stronger operational controls which led to lower claims, warranty and bad debt expenses, and we recorded unbudgeted gains of US$11.9 million (before tax and minority interest) on two asset disposals. Business restructuring charges and provisions related to ongoing improvements to the Group's global manufacturing footprint declined from US$5 million in the same period last year to US$3 million during the period, with the result that our operating profit increased by 26% compared with same period last year to US$116 million.

After taking into account slightly lower financing costs and higher charges for income tax and minority interest, the consolidated profit attributable to shareholders for the first half of the financial year increased by 23% to US$80 million or 2.17 US cents per share.

During the period, cash generated from operations increased 71% to US$140.3 million, which enabled the Group to reduce its outstanding borrowings by US$25 million to US$548 million and to increase its cash reserves to US$195 million. Including the Group's cash reserves of US$195 million, net debt as a proportion of total equity stood at 34% at 30th September 2007 compared to 44% at 31st March 2007.

INTERIM DIVIDEND

The Directors have today declared an interim dividend of 4.5 HK cents, equivalent to 0.58 US cents per share (2006: 4.5 HK cents or 0.58 US cents per share) payable on 4th January 2008 to shareholders registered on 28th December 2007.

FOCUS ON PRODUCT INNOVATION AND IMPROVING PROFITABILITY

It is just over two years since Johnson Electric completed the acquisition of Saia-Burgess Electronics and the enlarged Group is a significantly stronger and more global enterprise as a result.

With the key integration initiatives relating to people, structure and manufacturing operations now largely behind us, we are currently focused on new product innovation, technology collaboration with our customers, accelerating new product development, and reducing time to market. The ability to do these successfully is a critical element in our value proposition and key to future value creation.

The two main business units within the Manufacturing segment – Automotive Products Group ("APG") and Industry Products Group ("IPG") – are market leaders in delivering precision motor and motion system solutions in their respective market segments. In this position, they are able to support customers in the development of next generation products. Now, with a global network of engineering centres that spans China, Switzerland, Germany, the USA, Japan and Israel, the Group has the breadth of technology and application expertise to convert its market insight into product solutions and an overall customer value proposition that no competitor can match.

Both APG and IPG are executing strategies enabling them to expand in those segments where they are best positioned to offer differentiated, customized solutions. This also means selectively exiting unprofitable segments and, if appropriate, divesting non-core assets.

The expanded scope and capabilities of the Group is also beginning to open the doors to new market segments with attractive long-term growth potential. For example, we are in the early stages of establishing a new platform in the area of medical devices where our unique range of motion and electronic sensor technologies as well as our global manufacturing capabilities can be utilized to full effect.

For the Group's smaller business units, the priorities remain on gaining scale and improving profitability. Johnson Electric Trading's sales were lower than expected in the first half of the year but its specialty metals trading business is showing encouraging progress as we move into the second half. Parlex, a manufacturer of flexible printed circuits, has also been behind schedule on the restructuring of its various production facilities in the United States and China. However, with the closure of a plant in Cranston, USA, and the opening of a new facility in Qingpu, China now accomplished, the management team is better positioned to focus on improving productivity and growing its blue-chip customer base. Saia-Burgess Controls has achieved excellent progress in improving profit margins over the past two years and is now further strengthening its product pipeline and organization to sustain growth for the longer term.

PROSPECTS

Although the Group's underlying operational performance has been relatively strong in the first half of the financial year, there are reasons to be cautious about the prospects for the second half. First, there are indications that economic activity in North America and Europe could slow down – with particular concern and uncertainty about the extent to which problems in the US housing and financial sectors could adversely affect consumer sentiment in those regions. Second, global commodity price increases continue to be fuelled by strong demand from China and India, tight supply and the weakness of the US dollar show no signs of abating in the near-term.

We anticipate revenue growth for the full year to be broadly in line with our original expectations of 5% to 7%. Given the improved operational performance and the unbudgeted gains on asset sales in the first half, plus the currently projected second half performance in what could be softer market conditions, it presently appears that the Group is on track to produce an improvement in full year net profit compared to the prior year.

Patrick Shui-Chung Wang
Chairman and Chief Executive

Hong Kong, 7th December 2007

CLOSING REGISTER OF SHAREHOLDERS

The Register of Shareholders of the Company will be closed from Monday, 24th December 2007 to Friday, 28th December 2007, both dates inclusive, during which no transfer of shares will be registered.

In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (not the Registrar in Bermuda) for registration, not later than 4:30 p.m. on Friday, 21st December 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS (INCLUDING FINANCIAL REVIEW)

RESULTS OVERVIEW

SALES

Total Group sales for the half-year ended 30th September 2007 were US$1,094 million, an increase of 4.0% over US$1,052 million in the same period last year. The strength of the Euro and other currencies against the US dollar contributed an additional US$30.1 million to Group revenues in comparison with the same period last year. This primarily impacted sales in automotive markets. Excluding this, the underlying growth in Group sales was 1.1%.

Overall, sales to Europe were US$464 million (42% of total sales), an increase of 5.6%; sales to Asia were US$345 million (32% of total sales), a decrease of 2.5%; and sales to the Americas were US$285 million (26% of total sales), an increase of 10.2%.

The relatively strong growth in the US was driven by sales in automotive power cooling applications, while sales in Asia were down primarily due to weaker markets in power tools and camera motors.

GROSS PROFIT

Gross profit of US$284.0 million increased by US$6.1 million and was 26.0% of sales, down slightly from 26.4% a year ago.

Gross profit was adversely impacted by ongoing pressures in a number of the key ingredients in the cost structure including the cost of copper, labour rates in the PRC, and the renminbi. In contrast, a strong Euro and the lower cost of steel relative to the same period last year helped gross profit. Combined, these elements reduced gross profit by US$9.5 million or 0.9% of sales in the period.

Compared to the same period last year, the increased cost of copper and the higher labour rates in our principal manufacturing base in China, together with the effects of the strengthening renminbi, resulted in additional costs of US$21.6 million.

The relative strength of the Euro against the US dollar, including its impact on manufacturing costs in Europe, and lower steel costs combined to improve profitability by US$12.1 million.

In our Parlex business, gross profit was down compared to last year by US$3.8 million. This disappointing performance is primarily due to delays in rationalizing the global manufacturing footprint of this business and in improving operational performance.

As regards actions taken to improve gross profit, the Group has increased profitability through a number of measures. These include price increases in selected products and markets to mitigate increased material, labour and currency costs, volume increases and product mix changes and improved productivity in our manufacturing operations through one-piece-flow and other lean manufacturing techniques. Combined, these helped improve profitability by US$12.4 million over the same period last year.

Additionally, improved profits from our Johnson Electric Capital businesses, primarily Saia-Burgess Controls and China Autoparts, contributed an incremental US$2.9 million.

OTHER INCOME AND GAINS

Other income and gains amounted to US$12.7 million, US$11.1 million more than in the same period last year.

US$11.9 million of the increase compared to the same period last year results from the combination of a gain on the sale of land and buildings and a gain on the disposal of a non-core associated company.

SELLING AND ADMINISTRATIVE EXPENSES ("SG&A")

SG&A expenses of US$178.2 million decreased by US$4.5 million compared to the same period last year. As a percentage of sales, SG&A reduced to 16.3% from 17.4% in the same period last year.

Lower claims, warranty, bad debt, and VAT related costs booked in this period compared to the same period last year accounted for a total improvement of US$10.6 million. Conversely, the impact of the Euro exchange rate against the US dollar increased our SG&A costs by US$4.8 million. Excluding these effects which totaled US$5.8 million, the SG&A costs increased by an underlying rate of US$1.3 million, or 0.7% higher than the same period last year.

RESTRUCTURING COSTS

The Group's restructuring charges of US$2.7 million in the period related to restructuring activities in our Europe-based Industrial and China-based Parlex businesses. Total restructuring costs were US$2.4 million lower than in the same period last year.

OPERATING PROFIT

Operating profit was US$115.9 million, an increase of US$24.1 million or 26.2% from a year ago. Excluding the effect of one off gains included in other income and gains, operating profit increased by US$12.2 million, or 13.3%, over the same period last year.

FINANCE COSTS, NET

Interest expense for the period was US$9.8 million, a decrease of US$0.9 million from the same period last year due to the reduction in debt levels between 30th September 2006 and 30th September 2007.

SHARE OF PROFITS OF JOINTLY CONTROLLED ENTITIES/ASSOCIATED COMPANIES

The Company no longer holds any significant interests in any jointly controlled entities/ associated companies.

INCOME TAX EXPENSES

The effective tax rate for the period was 19.8%, compared to 18.5% for the prior period. The increase was mainly due to a change in the proportion of the Group's taxable profit which was earned in Europe and the US, where effective tax rates generally exceed those in Asia.

PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Profit attributable to shareholders for the period increased 23.2% to US$79.8 million and earnings per share increased from 1.76 US cents per share to 2.17 US cents per share.

BUSINESS PERFORMANCE

We manage the Group's activities in two segments: Manufacturing and Trading.

MANUFACTURING SEGMENT

The Manufacturing segment is sub-divided into three business units which focus on specific customer needs and technologies in defined markets: Automotive Products Group, Industry Products Group and Other Businesses.

AUTOMOTIVE PRODUCTS GROUP ("APG")

APG revenues in the period represented 51% of the total turnover of the Group. APG sales in the period increased US$38.9 million, or 7.5%, to US$559.4 million. Of this increase, the appreciation of the Euro against the US dollar contributed US$20.6 million. Excluding this effect, the underlying sales increase was 3.5%.

During the period April to September, worldwide passenger car production grew around 5%. In Johnson Electric's principal markets, there was little growth in Western Europe and markets declined in North America.

APG's sales by region, and the respective growth rates compared to the same period last year, are as follows:

US$ Million	H1 2007	H1 2006	Growth %
Europe	334.5	318.4	5.1
Asia	71.3	65.8	8.4
Americas	153.6	136.3	12.7

Sales and marketing activities for APG focus on two main business areas: Motors and Motion & Actuation Systems.

MOTORS

Of the total APG sales in the period, motor sales amounted to US$392.7 million, representing a US$37.4 million increase, or 10.5%, over the same period last year.

Despite the relatively stagnant conditions in our traditional markets, progress has been made. In particular, growth in the sales of the power cooling products has been quite strong in North America, and new programs in our body climate and chassis braking products across all regions have also contributed to this progress.

Increases in raw material costs, especially copper, impacted margins. However, tight cost control, payback from prior period restructuring activities, and productivity gains derived from continuous improvement activities in manufacturing and other processes allowed us to offset this impact as well as to mitigate the continuous price down pressures prevalent in these markets. Where all these actions, including implementing price increases on selected products, cannot satisfactorily compensate for such ongoing margin pressures we continue to shift away from unprofitable business in selected motor segments.

MOTION AND ACTUATION SYSTEMS

Of the total APG sales in the period, motion system sales amounted to US$166.7 million, representing a US$1.5 million increase, or 0.9%, over the same period last year.

The softness in North American car production and our already existing high market share in this particular market have limited our growth potential for the period under review. In Europe, in response to continuous price pressure, the introduction of our new product generation replacing the existing higher priced product range also impacted our growth. New applications and volume increases allowed us to maintain our position and leadership in the market.

Similar cost reduction and profit improvement activities were undertaken in this business area as were noted above in the motors area.

INDUSTRY PRODUCTS GROUP ("IPG")

Sales for IPG in the period decreased US$3.2 million, or 0.8%, to US$372.3 million. IPG sales in the period represented 34% of the total turnover of the Group.

Sales analysis, geographically, is as follows:

US$ Million	H1 2007	H1 2006	Growth %
Europe	93.7	86.6	8.2
Asia	183.6	201.6	(8.9)
Americas	95.0	87.3	8.8

MOTORS

IPG Business Units provide tailored motion solutions to global customers. In the Power Tools, Home Appliances and Business & Lifestyle Products markets, total sales for the period amounted to US$275.6 million, a decrease of US$11.3 million, or 3.9%, over the same period a year ago.

Sales by the Power Tools Business Unit decreased by US$9.6 million (11%) to US$77.5 million, due to the strategic exit of low profit products and the softening of the US power tool market as US housing sales and consumer confidence fall. This mainly impacted our Asia region sales, where many of our customers have export-oriented assembly operations. In contrast, new product launches have driven growth in market share in the electric starter segment and this has helped offset the decline in the gas engine market.

Sales of Business & Lifestyle Products decreased US$4.6 million (4.6%) to US$94.9 million due to the decline in sales in the camera application segment in Japan, again depressing Asian sales.

In the Home Appliance Business Unit, sales increased by US$2.9 million (2.9%) to US$103.2 million, due mainly to the successful introduction of new motor and pump platforms. The increase in market share with key Floor Care and White Goods customers more than offset reduced volumes of low margin business.

MOTION AND ACTUATION SYSTEMS

Sales of Actuators increased by US$4.9 million, 10.3%, to US$52.8 million in the period due mainly to the successful launch of a new water valve product in the HVAC segment and stronger performance in the postal-sorting segment.

SWITCHES

Switches sales increased by US$3.2 million, 7.9%, to US$43.9 million in the period due to improvements in production processes and in the delivery supply chain. This followed the restructuring and consolidation of manufacturing operations in prior periods.

OTHER BUSINESSES

The Other Businesses category includes the operations of Johnson Electric Capital (which includes Parlex, Saia-Burgess Controls, and China Autoparts).

Overall, sales revenue for the Other Businesses was US$109.3 million for the six-month period ended 30th September 2007, accounting for 10% of the total Johnson Electric Group sales. Compared to a year ago, this category has increased its sales by US$3.0 million in the six-month period, or 2.8%.

Parlex Corporation, a manufacturer of copper flexible circuits and polymer thick film circuits, contributed sales of US$60.5 million during the six-month period to 30th September 2007, a decrease of 4.3% compared to the same period in the prior year. Although sales of applications in many key markets continue to demonstrate very positive demand trends, sales to the computer equipment market were lower than expected.

Saia-Burgess Controls, a successful niche player in the European programmable controls industry achieved sales of US$32.5 million, an increase of 5.3% on the same period last year. The business serves both OEM and system integrator customers and its new generation of Human Machine Interface products have been very positively received by the market.

Sales by China Autoparts were US$16.3 million for the period, an increase of 33.7% over the same six-month period in 2006. The company is a leading supplier of iron cast engine blocks to the rapidly growing domestic automotive industry in China.

TRADING SEGMENT

Johnson Electric Trading was established in 2004/05 to build a sourcing platform in China to supply global customers with a wide range of motor and motor-related electro-mechanical components that are not currently manufactured within Johnson Electric, and to supply specialty metals for local Asia customers. For the six-month period ended 30th September 2007, sales were US$53.1 million, representing an increase of US$3.1 million, or 6.1%, over the same period last year. Intensive efforts are being put into expanding the precision parts and motorized subsystems businesses, which will help penetration into high-tech industry markets, while the specialty metals businesses remained relatively steady in a volatile market environment. As the critical mass grows and the infrastructure is leveraged the profit performance of this unit is expected to improve significantly.

FINANCIAL POSITION AND LIQUIDITY

ANALYSIS OF CASH FLOWS

Simplified Cash Flow for six months to 30th September

US$ Million	2007	2006	Change
Profit before interest and tax*	115.9	91.8	24.1
Depreciation and amortization (including intangibles)	44.6	44.4	0.2
EBITDA	**160.5**	**136.2**	**24.3**
Other non cash items in profit before tax	(11.3)	2.0	(13.3)
Working capital change	(8.9)	(56.0)	47.1
Cash from operating activities	**140.3**	**82.2**	**58.1**
Capital expenditure	(33.7)	(27.4)	(6.3)
Proceeds from sale of assets and investments	15.4	4.2	11.2
Operating cash flow less operating investment activities	**122.0**	**59.0**	**63.0**
Interest (paid) less interest received	(8.5)	(10.7)	2.2
Tax	(4.2)	(14.7)	10.5
Dividend paid	(40.0)	(40.0)	–
Treasury shares and liquid securities	(1.4)	0.1	(1.5)
Exchange gains on cash and overdrafts and borrowings	1.8	1.3	0.5
Net cash inflow/(outflow)	**69.7**	**(5.0)**	**74.7**
Used to repay debt	25.5	81.7	(56.2)
Net increase/(decrease) in cash and cash equivalent**	43.4	(87.2)	130.6
Exchange gains on net debt plus movement in short term investments	0.8	0.5	0.3
	69.7	**(5.0)**	**74.7**

* *Operating Profit per accounts*

** *See condensed consolidated cash flow per accounts*

CASH FLOWS

The Group's ability to generate cash from operations continues to be one of its principal strengths. In the six-month period, cash generated from operating activities (before capital expenditure and before proceeds from the sale of fixed assets), as shown above, was US$140.3 million compared to US$82.2 million for the same period a year ago.

This increase of US$58.1 million is primarily due to the increase in operating profit of US$24.1 million and a significantly improved working capital performance compared to the same period last year. The increase in working capital of US$8.9 million this year compared to an increase of US$56.0 million in the same period last year.

WORKING CAPITAL

Overall, net of currency translation effects of US$14.2 million, working capital increased by US$8.9 million since 31st March 2007.

Trade receivables amounted to US$425.5 million at 30th September 2007, of which 77.2% was aged less than 60 days. Excluding currency translation effects, the increase during the period was US$3.8 million.

Stocks and work in progress amounted to US$286.8 million at 30th September 2007. Excluding currency translation effects, the increase during the period was US$28.6 million, or 11.4%. This was mainly due to increases in stock in our European operations to meet market demand and service level commitments. Inventories in the US also increased, as a result of sales growth. Stock turns were 7.6 this year compared to 7.1 in the same period last year reflecting an overall year on year improvement in inventory management.

Partially offsetting these increases in working capital assets was an increase in trade and other payables, net of currency translation effects, of US$28.2 million.

CAPITAL EXPENDITURE

Capital Expenditure was US$33.7 million in the period. US$2.2 million below the charge for fixed asset depreciation (excluding depreciation on intangible assets).

Proceeds from the sale of assets and investments were US$15.4 million, US$11.2 million higher than in the same period last year, primarily due to the sale of land and buildings and the sale of MiCS MicroChemical Systems SA, a non-core business.

INTEREST AND TAX

Net interest paid (after deducting interest income on cash balances) was US$8.5 million. This reduction from the same period last year results from the progressive reduction in borrowings and the increase in cash balances. Short term overdrafts and long term loans were US$79.9 million lower at 30th September 2007 than a year ago and cash balances were US$42.3 million higher.

Taxes paid, net of refunds, amounted to US$4.2 million, US$10.5 million lower than in the same period last year. Tax refunds were received in the period which relate to the businesses in Germany and Switzerland for the prior tax years.

DIVIDENDS AND OTHER CASH FLOWS

The Final Dividend of US$40.0 million for the fiscal year 2006/07 was paid in the period. This dividend payment was at the same level as was paid in the prior year.

MOVEMENT OF NET BORROWINGS

The Group's debt to equity ratio (calculated on the total borrowings net of cash and other financial assets at fair value through profit or loss, to total equity) was 34%, down from 44% at 31st March 2007.

The reduction in net debt in this six-month period has been US$69.7 million. Net borrowings (total borrowings net of cash and other financial assets at fair value through profit or loss) at 30th September 2007 were US$353.5 million. This compares to US$423.2 million at 31st March 2007.

The lowering of the net debt position has been enabled mainly by an improved profit performance and by improvements in working capital management, as shown in the table above. The operating cash flow, after deducting capital expenditure and including the proceeds of sale from asset disposals, amounted to US$122.0 million, doubled compared to the same period last year.

LIQUIDITY

For day-to-day liquidity management and to maintain flexibility in funding, the Group also has access to significant unutilized short-term borrowing facilities exceeding US$260.0 million provided by its principal relationship banks.

FINANCIAL MANAGEMENT AND TREASURY POLICY

The management of financial risk in the Group is the responsibility of the Group's treasury function at the corporate centre based in Hong Kong. Policies are established by senior management.

FOREIGN CURRENCY

The Group operates globally and is thus exposed to foreign exchange risk.

For APG and IPG, the major revenue generating currencies continue to be the US dollar, the Euro and the Japanese Yen. For the period to 30th September 2007, of the sales from these business units, 53% were in US dollar, 37% in Euro, and the rest in other currencies such as Japanese Yen. The major currencies used for purchases of materials and services are the US dollar, the Euro, the Hong Kong dollar and the Japanese Yen. Aside from the US dollar and Hong Kong dollar (which is pegged to the US dollar), material open foreign exchange exposures in Euro are hedged with currency contracts, including forward and options contracts, with a view to reducing the net exposure to currency fluctuations.

HUMAN RESOURCES AND ENVIRONMENTAL, HEALTH & SAFETY

The Johnson Electric Group has over 40,000 full-time employees and subcontract workers as of 30th September 2007.

The Group provides competitive remuneration packages and various types of benefit schemes that are appropriate to the local labour markets in which we operate.

The Group operates a number of defined benefit and defined contribution retirement schemes which cover certain groups of employees in Europe, Hong Kong and the USA. Incentive schemes composed of annual and long-term incentives are provided to selective managers and senior executives on the basis of performance measured by metrics which include the Group's revenue, net profit, and cash generated as well as other complementary financial measures and the achievement of personal objectives.

JENESIS, the Group's flagship leadership development programme, has continued to develop future leaders for the Group and operates in both English and Putonghua versions. In July of 2007, the Group conducted its third annual Senior Management Development Seminar designed for the continuous development of the Group's international cadre of senior managers.

The Group maintains its long-standing commitment to environmental, health and safety and to being a responsible corporate citizen. Continuous progress is made in working towards ISO14000 registration of the Group's main manufacturing facility in Shajing, Guangdong Province; the Group's key sites in Europe and North America are already ISO14000 registered.

The safety campaign, *Safety is Job One*, launched by the Group's CEO in Shajing in 2003, continues to produce impressive results.

DISCLOSURE OF INTERESTS

DIRECTORS

As at 30th September 2007, the interests of each Director and Chief Executive of the Company in the shares of the Company or any of the Company's associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under Section 352 of the SFO were as follows:

	Shares of HK$0.0125 each of the Company	
Name	Personal Interests	Other Interests
Yik-Chun Koo Wang	–	2,156,210,880 *(Notes 1 & 2)*
Richard Li-Chung Wang	–	48,000,000 *(Note 3)*
Peter Stuart Allenby Edwards	–	100,000 *(Note 4)*
Patrick Blackwell Paul	50,000	–

NOTES

1. *These shares were held, directly or indirectly, by the trustees of various trusts associated with the Wang family.*

2. *Duplications of shareholdings occurred among and between the parties shown below under Substantial Shareholders.*

3. *These shares were held under a trust of which Richard Li-Chung Wang was the founder.*

4. *These shares were held under a trust of which Peter Stuart Allenby Edwards was one of the beneficiaries.*

Save as disclosed herein, as at 30th September 2007, the register maintained by the Company pursuant to Section 352 of the SFO recorded no other interests or short positions of the Directors and Chief Executive in any shares of the Company or its associated corporations (within the meaning of Part XV of the SFO).

At no time during the period, the Directors and Chief Executive (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares of the Company or its associated corporations required to be disclosed pursuant to the SFO.

SUBSTANTIAL SHAREHOLDERS

As at 30th September 2007, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholders' interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Capacity	Number of Shares held	Approximate % of shareholding
Yik-Chun Koo Wang	Beneficiary of family trusts	2,156,210,880 *(Notes 1 & 2)*	58.69
HSBC International Trustee Limited	Trustee	959,736,528 *(Notes 1 & 3)*	26.12
Ansbacher (Bahamas) Limited	Trustee	887,040,000 *(Note 1)*	24.15
HSBC Trustee (Guernsey) Limited	Trustee	358,972,480 *(Note 1)*	9.77
Ceress International Investment Corporation	Trustee	223,014,080 *(Note 4)*	6.07
Merriland Overseas Limited	Trustee	211,943,040 *(Note 5)*	5.77

NOTES

1. *The shares in which Ansbacher (Bahamas) Limited and HSBC Trustee (Guernsey) Limited were interested and 910,198,400 of the shares in which HSBC International Trustee Limited was interested were held, directly or indirectly, by them as the trustees of various trusts associated with the Wang family and were included in the shares in which Ms. Yik-Chun Koo Wang was interested as referred to above under Directors' interests of Disclosure of Interests.*

2. *The shares in which Ms. Yik-Chun Koo Wang was interested as referred to above formed part of the shares referred to in Note 1.*

3. *48,000,000 of the shares in which HSBC International Trustee Limited was interested were the same interests in which Mr. Richard Li-Chung Wang was interested as referred to above under Directors' interests of Disclosure of Interests.*

4. *The interests of Ceress International Investment Corporation in the Company were duplicated by the interests in the Company held by HSBC Trustee (Guernsey) Limited.*

5. *The interests of Merriland Overseas Limited in the Company were duplicated by the interests in the Company held by HSBC International Trustee Limited.*

Save as disclosed herein, as at 30th September 2007, the register maintained by the Company pursuant to Section 336 of the SFO recorded no other interests or short positions in the shares of the Company.

SHARE SCHEME

SHARE OPTION SCHEME

The Company had on 29th July 2002 adopted a new share option scheme (the "Scheme"). The Directors may at their discretion grant share options to eligible persons to subscribe for shares in the Company subject to the terms and conditions stipulated therein.

Details of the share options granted under the Scheme as at 30th September 2007 are as follows:–

Type of Grantees	Options held at 01/04/2007	Options held at 30/09/2007	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
Employees	450,000	450,000	8.02	17/09/2002	01/08/2004	16/09/2012
	450,000	450,000	8.02	17/09/2002	01/08/2005	16/09/2012
	375,000	375,000	9.65	31/07/2003	01/07/2005	30/07/2013
	375,000	375,000	9.65	31/07/2003	01/07/2006	30/07/2013
	100,000	100,000	11.95	06/10/2003	01/10/2005	05/10/2013
	100,000	100,000	11.95	06/10/2003	01/10/2006	05/10/2013
	50,000	50,000	8.77	07/05/2004	01/05/2006	06/05/2014
	50,000	50,000	8.77	07/05/2004	01/05/2007	06/05/2014
	100,000	100,000	7.40	28/12/2004	01/01/2007	27/12/2014
	100,000	100,000	7.40	28/12/2004	01/01/2008	27/12/2014
	2,150,000	2,150,000				

LONG-TERM INCENTIVE SHARE SCHEME

Under the terms of the Long-Term Incentive Share Scheme ("Incentive Share Scheme") which was approved by the shareholders on 26th July 1999, the Directors may at their discretion invite full time employees of the Company and its subsidiaries, including Directors, to participate in the Incentive Share Scheme, and grant shares to such eligible employees.

Details of the shares vested in the eligible employees under the Incentive Share Scheme as at 30th September 2007 are as follows:

Year of grant of shares	Total number of shares granted	Number of shares purchased	Average purchase price (HK$)	Shares vested		Shares to be vested			
				2006	2007	2008	2009	2010	2011
2005-2007	3,450,000	2,480,000	7.38	680,000	780,000	690,000	590,000	460,000	250,000

Apart from the Scheme and the Incentive Share Scheme mentioned above, there were no other arrangements to which the Company or its subsidiaries was a party to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CORPORATE GOVERNANCE

Johnson Electric is committed to achieving high standards of corporate governance that properly protect and promote the interests of its shareholders and devotes considerable effort to identifying and formalizing best practices of corporate governance.

During the six months ended 30th September 2007, Mrs. Laura May-Lung Cha, an Independent Non-Executive Director of the Company, resigned as a member of the Audit Committee of the Company effective 1st August 2007. Mr. Peter Kin-Chung Wang, an existing Non-Executive Director of the Company, was appointed to replace Mrs. Laura May-Lung Cha as a member of the Audit Committee effective 1st August 2007. Save for the above, the composition of the board committees remains the same as set out in the Corporate Governance Report in the Company's Annual Report 2007.

During the six months ended 30th September 2007, the Company continued to abide by the corporate governance practices set out in the Corporate Governance Report.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 30th September 2007, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), except for the following deviations:

CODE PROVISION A.2.1

Code A.2.1 provides, inter alia, that the roles of chairman and chief executive officer should be separate and should not be performed by the same individual.

Neither the Company's Bye-Laws nor The Johnson Electric Holdings Limited Company Act, 1988 (a private act of Bermuda) contains any requirement as to the separation of these roles.

Dr. Patrick Shui-Chung Wang is the Chairman and Chief Executive of the Company. The Board is of the opinion that it is appropriate and in the best interests of the Company at its present stage of development that Dr. Wang should hold both these offices. The Board believes that it is able effectively to monitor and assess management in a manner that properly protects and promotes the interests of shareholders.

CODE PROVISION A.4.1 AND A.4.2

Code A.4.1 provides, inter alia, that non-executive directors should be appointed for a specific term, subject to re-election.

Code A.4.2 also provides that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

The independent non-executive directors were appointed for a specific term while the non-executive directors do not have a specific term of appointment. However, under Section 3(e) of The Johnson Electric Holdings Limited Company Act, 1988 and the Company's Bye-Law 109(A), one-third of the directors who have served longest on the Board must retire thus becoming eligible for re-election at each Annual General Meeting. Accordingly, no director has a term of appointment longer than three years. Bye-Law 109(A) states that the executive chairman is not subject to retirement by rotation and shall not be counted in determining the number of directors to retire.

In the opinion of the Board, it is important for the stability and beneficial to the growth of the Company that there is, and is seen to be, continuity of leadership in the role of the Chairman of the Company and, in consequence, the Board is of the view that the Chairman should not be subject to retirement by rotation or hold office for a limited term at the present time.

MODEL CODE FOR SECURITIES TRANSACTIONS

The Group has adopted procedures governing directors' securities transactions in compliance with the Model Code as set out in Appendix 10 of the Listing Rules. Specific confirmation has been obtained from all directors of compliance with the Model Code throughout the six months ended 30th September 2007. No incident of non-compliance was noted by the Company to date in 2007/08.

Employees who are likely to be in possession of unpublished price-sensitive information of the Group are also subject to compliance with guidelines on no less exacting terms than the Model Code.

AUDIT COMMITTEE

The Audit Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one non-executive director who together have substantial experience in the fields of accounting, business, corporate governance and regulatory affairs. The current members are Mr. Patrick Paul (Chairman), Prof. Michael Enright and Mr. Peter Wang.

The committee is responsible for monitoring the reporting, accounting, financial and control aspects of the executive management's activities. It has full access to the Group's Internal Audit Director to hear directly any concerns of the internal audit department that may have arisen during the course of the department's work. The committee also monitors the appointment and function of the Group's external auditor. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

REMUNERATION COMMITTEE

The Remuneration Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Prof. Michael Enright (Chairman), Mr. Oscar Bernardes and Ms. Winnie Wang.

The committee determines the compensation structure and rewards for the Chief Executive and other executive directors and monitors the policies being applied in remunerating other senior executives in the Group. In addition, it has responsibility for reviewing and making appropriate recommendations to the Board on management development and succession plans for executive directors and senior management levels. The committee's authority and duties are set out in written terms of reference and are available on the Company's website.

The fundamental policy underlying Johnson Electric's remuneration and incentive schemes is to link total compensation for senior management with the achievement of annual and long-term performance goals. By providing total compensation at competitive industry levels for delivering on-target performance, the Company seeks to attract, motivate and retain key executives essential to its long-term success. Senior management incentive schemes include an equity component that is designed to align the long-term interest of management with those of shareholders.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

The Nomination And Corporate Governance Committee is comprised of two independent non-executive directors (including the Committee Chairman) and one executive director. The current members are Mr. Peter Edwards (Chairman), Mr. Patrick Paul and Dr. Patrick Wang.

The committee is responsible for the identification and evaluation of candidates for appointment or reappointment as a director, as well as the development and maintenance of the Group's overall corporate governance policies and practices. The committee's authority and duties are set out in written terms of reference and are posted on the Company's website.

BOARD COMMITTEE

The Board Committee is comprised of two executive directors, Dr. Patrick Wang and Ms. Winnie Wang. Its primary function is to undertake and supervise the day to day management and operating affairs of the Group. It exercises leadership, develops and keeps under review strategy and business development initiatives of the Group and supervises their implementation.

REVIEW OF INTERIM RESULTS

The Company's interim report for the six months ended 30th September 2007 has been reviewed by the Audit Committee and the auditor of the Company, PricewaterhouseCoopers.

PURCHASE, SALE OR REDEMPTION OF SHARES

The Company has not redeemed any of its shares during the period. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the period.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th September 2007

	Note	Unaudited 30th September 2007 US$'000	Audited 31st March 2007 US$'000
ASSETS			
Non-current assets			
Property, plant and equipment	4	**384,647**	390,019
Investment properties	4	**34,703**	24,208
Leasehold land and land use rights	4	**23,670**	24,805
Intangibles	4	**681,747**	667,154
Associated companies		**1,907**	2,364
Deferred income tax assets		**29,914**	30,918
Available-for-sale financial assets		**4,434**	5,131
Other financial assets at fair value through profit or loss		**5,371**	4,140
		1,166,393	1,148,739
Current assets			
Stocks and work in progress		**286,802**	251,170
Trade and other receivables	5	**479,271**	458,859
Derivative financial instruments		**18,010**	9,463
Other financial assets at fair value through profit or loss		**–**	995
Income tax recoverable		**6,215**	7,482
Bank balances and cash		**194,915**	149,282
		985,213	877,251
Current liabilities			
Trade and other payables	6	**334,608**	298,055
Current income tax liabilities		**33,252**	19,869
Derivative financial instruments		**7,239**	698
Borrowings	7	**21,824**	20,615
Provisions and other liabilities	8	**22,206**	25,539
		419,129	364,776
NET CURRENT ASSETS		**566,084**	512,475
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,732,477**	1,661,214
Non-current liabilities			
Borrowings	7	**526,587**	552,900
Derivative financial instruments		**32,343**	19,272
Deferred income tax liabilities		**92,618**	87,535
Provisions and other liabilities	8	**36,507**	38,117
		688,055	697,824
NET ASSETS		**1,044,422**	963,390
EQUITY			
Share capital	9	**82,284**	82,062
Reserves	10	**912,307**	818,568
Dividends	10	**21,195**	40,035
		1,015,786	940,665
Minority interest		**28,636**	22,725
TOTAL EQUITY		**1,044,422**	963,390

The notes on pages 27 to 44 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30th September 2007

	Note	Unaudited Six months ended 30th September 2007 US$'000	2006 US$'000
Sales	3	**1,094,176**	1,052,324
Cost of goods sold		**(810,180)**	(774,446)
Gross profit		**283,996**	277,878
Other income and gains	11	**12,720**	1,634
Selling and administrative expenses	12	**(178,150)**	(182,629)
Restructuring provisions	8/13	**(2,703)**	(5,082)
Operating profit		**115,863**	91,801
Finance costs, net	15	**(9,764)**	(10,730)
Share of profits of jointly controlled entities/ associated companies		**51**	169
Profit before income tax		**106,150**	81,240
Income tax expenses	16	**(21,000)**	(15,030)
Profit for the period		**85,150**	66,210
Attributable to:			
Equity holders of the Company		**79,792**	64,746
Minority interest		**5,358**	1,464
		85,150	66,210
Interim dividend	18	**21,195**	21,195
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
Basic	17	**2.17**	1.76
Diluted	17	**2.17**	1.76

The notes on pages 27 to 44 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

For the six months ended 30th September 2007

	2007	2006
	US$'000	US$'000
Gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	**4,346**	–
Deferred income tax effect on gain on revaluation of property, plant and equipment and leasehold land transfer to investment properties	**(761)**	–
Available-for-sale financial assets:		
– fair value (losses)/gains	**(355)**	1,169
– release of reserves upon disposal	**(120)**	122
Hedging instruments:		
– fair value gains	**8,148**	22,324
– transferred to profit and loss account	**(4,430)**	(17,105)
Deferred income tax effect on fair value gains in hedging instruments	**(491)**	(894)
Actuarial gains/(losses) of defined benefit plan	**693**	(3,254)
Deferred income tax effect on actuarial (gains)/losses of defined benefit plan	**(16)**	128
Adjustment arising on translation of foreign subsidiaries, associated companies and jointly controlled entities	**29,335**	21,181
Net income recognised directly in equity	**36,349**	23,671
Profit for the period	**85,150**	66,210
Total recognised income for the period	**121,499**	89,881
Attributable to:		
Equity holders of the Company	**115,341**	87,814
Minority interest		
Share of profit for the period	**5,358**	1,464
Adjustment arising on translation of foreign subsidiaries	**800**	603
	6,158	2,067
	121,499	89,881

The notes on pages 27 to 44 are an integral part of this condensed interim financial information.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 30th September 2007

	Unaudited Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Cash generated from operations	**140,319**	82,176
Other operating cash flows		
Interest paid	**(12,221)**	(15,160)
Income tax paid	**(4,165)**	(14,680)
	(16,386)	(29,840)
Net cash generated from operating activities	**123,933**	52,336
Net cash used in investing activities	**(14,390)**	(17,713)
Net cash used in financing activities	**(66,119)**	(121,845)
Net increase/(decrease) in cash and cash equivalents	**43,424**	(87,222)
Cash and cash equivalents at beginning of the period	**149,282**	238,510
Exchange gains on cash and cash equivalents	**2,209**	1,308
Cash and cash equivalents at end of the period	**194,915**	152,596
Analysis of the balances of cash and cash equivalents:		
Bank balances and cash	**194,915**	152,596
Cash and cash equivalents at end of the period	**194,915**	152,596

The notes on pages 27 to 44 are an integral part of this condensed interim financial information.

NOTES TO INTERIM ACCOUNTS

1 General Information

The principal operations of Johnson Electric Holdings Limited (the Company) and its subsidiaries (together the Group) are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems and materials. The Group has global reach, with manufacturing plants and sales operations throughout the world.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on The Stock Exchange of Hong Kong Limited.

This condensed consolidated interim financial information is presented in thousands of US dollars (US$'000), unless otherwise stated, and has been approved for issue by the Board of Directors on 7th December 2007.

2 Principal accounting policies

This unaudited condensed consolidated interim financial information is prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and Appendix 16 of the Listing Rules of The Stock Exchange of Hong Kong Limited.

The accounting policies and methods of computation used in the preparation of this condensed consolidated interim financial information are consistent with those used in the annual financial statements for the year ended 31st March 2007, except that the Group adopted all the new standards, amendments to standards and interpretations (new/revised HKFRSs) which are effective for accounting periods commencing on 1st April 2007. The adoption of these new/revised HKFRSs did not have a material impact on the condensed consolidated interim financial information of the Group.

3 Segment information

Primary reporting format – business segments

Sales of the Group consists of sales of goods.

The principal operations of the Group are the manufacture, sale, and trading of motors, electromechanical components, motion systems and sub-systems, and materials. The manufacturing segment comprised Automotive Products Group ("APG"), Industry Products Group ("IPG") and other products manufactured by the Group. The trading segment is principally engaged in trading of goods not manufactured by the Group.

The segment results for the six months ended 30th September are as follows:

	Six months ended 30th September 2007		
	Manufacturing US$'000	**Trading US$'000**	**Group US$'000**
Sales	1,041,077	53,099	**1,094,176**
Operating profit	115,343	520	**115,863**
Finance costs, net	(9,531)	(233)	**(9,764)**
Share of profits of associated companies	51	–	**51**
Profit before income tax	105,863	287	**106,150**
Income tax expenses	(20,553)	(447)	**(21,000)**
Profit for the period	85,310	(160)	**85,150**
Attributable to:			
Equity holders of the Company			**79,792**
Minority interest			**5,358**
			85,150

3 Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd.)*

	As at 30th September 2007		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Total assets			
Segment assets	2,060,358	53,212	**2,113,570**
Associated companies	1,907	–	**1,907**
Deferred income tax assets and income tax recoverable	36,129	–	**36,129**
	2,098,394	53,212	**2,151,606**
Total liabilities			
Segment liabilities	426,818	6,085	**432,903**
Borrowings	528,831	19,580	**548,411**
Deferred income tax liabilities and income tax payable	125,006	864	**125,870**
	1,080,655	26,529	**1,107,184**

	Six months ended 30th September 2007		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Other information			
Restructuring provisions	2,703	–	**2,703**
Addition of property, plant and equipment and leasehold land and land use rights	33,403	94	**33,497**
Depreciation on property, plant and equipment	35,582	75	**35,657**
Amortization charge on leasehold land and land use rights	324	–	**324**
Amortization charge on intangibles	8,632	52	**8,684**

3 Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

	Six months ended 30th September 2006		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Sales	1,002,275	50,049	1,052,324
Operating profit	88,939	2,862	91,801
Finance costs, net	(10,199)	(531)	(10,730)
Share of profits of jointly controlled entities and associated companies	169	–	169
Profit before income tax	78,909	2,331	81,240
Income tax expenses	(14,349)	(681)	(15,030)
Profit for the period	64,560	1,650	66,210
Attributable to:			
Equity holders of the Company			64,746
Minority interest			1,464
			66,210

	As at 31st March 2007		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Total assets			
Segment assets	1,948,076	37,150	1,985,226
Associated companies	2,364	–	2,364
Deferred income tax assets and income tax recoverable	38,400	–	38,400
	1,988,840	37,150	2,025,990
Total liabilities			
Segment liabilities	378,783	2,898	381,681
Borrowings	561,321	12,194	573,515
Deferred income tax liabilities and income tax payable	106,867	537	107,404
	1,046,971	15,629	1,062,600

3 Segment information *(Cont'd)*

Primary reporting format – business segments *(Cont'd)*

	Six months ended 30th September 2006		
	Manufacturing US$'000	Trading US$'000	Group US$'000
Other information			
Restructuring provisions	5,082	–	5,082
Addition of property, plant and equipment and leasehold land and land use rights	35,727	327	36,054
Addition of property, plant and equipment and leasehold land and land use rights from the acquisition of subsidiaries	10,029	–	10,029
Depreciation on property, plant and equipment	37,068	48	37,116
Amortization charge on leasehold land and land use rights	352	–	352
Amortization charge on intangibles	8,448	59	8,507

Secondary reporting format – geographical segments

In presenting information on the basis of geographical segments, sales are attributed to the region from which the customer order originated. Segment assets and capital expenditure are based on the location of the assets.

	Sales		**Capital expenditure**		**Segment assets**	
	Six months ended 30th September		**Six months ended 30th September**		**As at**	
					30th September	31st March
	2007	2006	**2007**	2006	**2007**	2007
	US$'000	US$'000	**US$'000**	US$'000	**US$'000**	US$'000
Asia	**345,499**	354,530	**22,079**	27,284	**782,677**	728,358
America	**284,823**	258,362	**2,550**	2,635	**246,478**	229,174
Europe	**463,854**	439,432	**8,868**	6,135	**1,084,415**	1,027,694
	1,094,176	1,052,324	**33,497**	36,054	**2,113,570**	1,985,226

4 Capital expenditure

	Goodwill US$'000	Patents US$'000	Technology US$'000	Brands US$'000	Customer list US$'000	Development costs US$'000	Total intangibles US$'000	Property, plant and equipment US$'000	Investment properties US$'000	Leasehold Land US$'000
							Per condensed consolidated balance sheet			
At 1st April 2007	401,015	685	124,059	53,071	87,170	1,154	667,154	390,019	24,208	24,805
Exchange adjustments	13,913	29	4,137	1,976	3,176	18	23,249	5,986	-	249
Additions	-	-	-	-	28	-	28	33,497	-	-
Transfer from property, plant and equipment and leasehold land:										
- cost	-	-	-	-	-	-	-	(5,989)	6,804	(815)
- revaluation surplus	-	-	-	-	-	-	-	-	3,691	-
Disposals	-	-	-	-	-	-	-	(2,869)	-	(245)
Depreciation / amortization	-	(219)	(4,565)	(1,088)	(2,589)	(223)	(8,684)	(35,657)	-	(324)
Provision for impairment	-	-	-	-	-	-	-	(340)	-	-
At 30th September 2007	414,928	495	123,631	53,959	87,785	949	**681,747**	**384,647**	**34,703**	**23,670**
At 1st April 2006	366,631	1,126	124,805	51,548	85,564	1,918	631,592	378,543	17,202	25,355
Exchange adjustments	14,806	(67)	5,140	2,356	4,257	35	26,527	5,328	-	30
Acquisition of subsidiaries	1,275	120	-	-	-	-	1,395	8,559	-	1,470
Acquisition of further interest in subsidiary	275	-	-	-	-	-	275	-	-	-
Additions	-	82	32	-	593	-	707	36,054	-	-
Adjustment to goodwill	4,313	-	-	-	-	-	4,313	-	-	-
Disposals	-	-	-	-	-	-	-	(2,662)	-	(1,212)
Depreciation/amortization	-	(246)	(4,286)	(1,053)	(2,514)	(408)	(8,507)	(37,116)	-	(352)
At 30th September 2006	387,300	1,015	125,691	52,851	87,900	1,545	656,302	388,706	17,202	25,291
Exchange adjustments	8,359	(19)	2,785	1,296	2.131	57	14,609	6,216	-	82
Acquisition of subsidiaries	590	-	-	-	-	-	590	-	-	-
Additions	-	(82)	(32)	-	(315)	6	(423)	39,774	-	955
Adjustment to goodwill	4,766	-	-	-	-	-	4,766	-	-	-
Fair value gains	-	-	-	-	-	-	-	-	1,769	-
Transfer from property, plant and equipment and leasehold land:										
- cost	-	-	-	-	-	-	-	(575)	575	-
- revaluation surplus	-	-	-	-	-	-	-	-	4,662	-
Disposals	-	-	-	-	-	-	-	(9,049)	-	(1,186)
Depreciation/amortization	-	(229)	(4,385)	(1,076)	(2.546)	(454)	(8,690)	(33,708)	-	(337)
Provision for impairment	-	-	-	-	-	-	-	(1,345)	-	-
At 31st March 2007	401,015	685	124,059	53,071	87.170	1,154	667,154	390,019	24,208	24,805

5 Trade and other receivables

The trade and other receivables include gross trade receivables of US$425,470,000 (31st March 2007: US$408,178,000). The Group normally grants credit for a period ranging from 30 to 90 days to its trade customers. The ageing analysis of gross trade receivables based on invoice date was as follows:

	30th September 2007 US$'000	31st March 2007 US$'000
0–60 days	**328,381**	326,703
61–90 days	**43,768**	35,693
Over 90 days	**53,321**	45,782
Total	**425,470**	408,178

6 Trade and other payables

The trade and other payables include trade payables of US$208,933,000 (31st March 2007: US$182,976,000). The ageing analysis of trade payables based on invoice date was as follows:

	30th September 2007 US$'000	31st March 2007 US$'000
0–60 days	**172,291**	148,275
61–90 days	**18,321**	11,454
Over 90 days	**18,321**	23,247
Total	**208,933**	182,976

7 Borrowings

	30th September 2007 US$'000	31st March 2007 US$'000
Non-Current *(Note)*	**526,587**	552,900
Current	**21,824**	20,615
	548,411	573,515

Interest is charged on the outstanding balances at 1.95% to 7.75% per annum (31st March 2007: 1.95% to 5.93% per annum). Interest expense on borrowings for the six months ended 30th September is US$13,442,000 (30th September 2006: US$14,833,000).

Note: At 30th September 2007, the Group had a five-year loan in the amount of US$525,000,000 which is wholly repayable on the final maturity date of 31st March 2011.

A cross currency interest rate swap was acquired at the same time with the same maturity date of 31st March 2011, to swap USD258,964,000 out of USD525,000,000 into CHF339,000,000.

8 Provisions and other liabilities

	Other pension costs US$'000	Restructuring US$'000	Retirement benefit obligations US$'000	Finance lease liabilities US$'000	Warranty US$'000	Sundries US$'000	Total US$'000
At 1st April 2007	1,235	9,025	28,110	8,096	16,080	1,110	63,656
Exchange adjustments	19	270	1,657	–	399	–	2,345
Provisions	74	2,703	2,390	209	4,248	38	9,662
Utilized	(111)	(7,403)	(3,850)	(116)	(3,776)	(1,001)	(16,257)
Recognized as equity	–	–	(693)	–	–	–	(693)
At 30th September 2007	1,217	4,595	27,614	8,189	16,951	147	58,713
Balances represented by current and non-current portion per condensed consolidated balance sheet							
Current portion	191	4,595	–	322	16,951	147	**22,206**
Non-current portion	1,026	–	27,614	7,867	–	–	**36,507**
At 30th September 2007	1,217	4,595	27,614	8,189	16,951	147	**58,713**
Prior period							
At 1st April 2006	3,192	12,249	30,335	8,661	12,608	1,004	68,049
Exchange adjustments	11	530	1,807	12	(939)	1	1,422
Provisions	107	5,082	2,396	44	10,669	–	18,298
Utilized	(2,232)	(7,271)	(2,684)	(184)	(5,335)	–	(17,706)
Recognized as equity	–	–	3,254	–	–	–	3,254
Reclassification	–	–	–	690	–	(690)	–
At 30th September 2006	1,078	10,590	35,108	9,223	17,003	315	73,317

9 Share capital

	Number of shares (thousands)	Ordinary shares US$'000	Share premium US$'000	Treasury shares US$'000	Total US$'000
As at 1st April 2007	3,671,989	5,925	77,855	(1,718)	82,062
Treasury shares vested	780	–	–	745	745
Treasury shares purchased	(970)	–	–	(523)	(523)
As at 30th September 2007 per condensed consolidated balance sheet	3,671,799	5,925	77,855	(1,496)	**82,284**
As at 1st April 2006	3,671,309	5,925	77,855	(2,368)	81,412
Treasury shares vested	680	–	–	650	650
As at 30th September 2006	3,671,989	5,925	77,855	(1,718)	82,062

The total authorized number of ordinary shares is 7,040,000,000 shares (31st March 2007: 7,040,000,000) with a par value of HK$0.0125 per share (31st March 2007: HK$0.0125 per share). All issued shares are fully paid.

9 Share capital *(Cont'd)*

Share option

Share options granted to employees as at 30th September 2007 under a share option scheme approved at an Annual General Meeting of the Group held on 29th July 2002 are as follows:

Held at 01/04/2007 and 30/09/2007	Subscription price per share (HK$)	Date of grant	Exercisable from	Exercisable until
450,000	8.02	17/09/2002	01/08/2004	16/09/2012
450,000	8.02	17/09/2002	01/08/2005	16/09/2012
375,000	9.65	31/07/2003	01/07/2005	30/07/2013
375,000	9.65	31/07/2003	01/07/2006	30/07/2013
100,000	11.95	06/10/2003	01/10/2005	05/10/2013
100,000	11.95	06/10/2003	01/10/2006	05/10/2013
50,000	8.77	07/05/2004	01/05/2006	06/05/2014
50,000	8.77	07/05/2004	01/05/2007	06/05/2014
100,000	7.40	28/12/2004	01/01/2007	27/12/2014
100,000	7.40	28/12/2004	01/01/2008	27/12/2014
2,150,000				

The fair value of options was determined using the Binomial valuation model. The significant inputs into the model were dividend yield of 1.5%, sub optimal early exercise factor of 1.5, withdrawal rate of 5% post the vesting period, volatility of 40% and the risk-free rate is varied depending on the grant date.

No share option was granted and exercised during the period (30th September 2006: Nil).

During the period, the fair value of options charged to the profit and loss account was US$6,000 (30th September 2006: U$53,000 credited to the profit and loss account being the fair value of the options less share options forfeited).

For the relevant directors and senior executives, the aggregate fair value of the above options is US$594,000 (30th September 2006: US$628,000). This is recognized over the vesting period together with a corresponding increase in equity, in accordance with the Group's accounting policy, pursuant to HKFRS 2 "Share-based Payments".

10 Reserves

	Unaudited									
	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Share-based employee benefit reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2007	15,499	38,949	(233,885)	42,436	588	1,963	3,672	6,619	982,762	858,603
Exchange adjustment	-	-	-	28,535	-	-	-	-	-	28,535
Available-for-sale financial assets:										
– fair value gains	-	-	-	-	-	-	-	(355)	-	(355)
– realease of reserves upon disposal	-	-	-	-	-	-	-	(120)	-	(120)
Cash flow hedge:										
– fair value gains on hedging instruments	-	-	-	-	-	-	8,148	-	-	8,148
– transferred to profit and loss account	-	-	-	-	-	-	(4,430)	-	-	(4,430)
– deferred income tax on fair value gains	-	-	-	-	-	-	(491)	-	-	(491)
Revaluation surplus:										
– on transfer from property, plant and equipment and leasehold land to investment properties	-	-	-	-	-	-	-	4,346	-	4,346
– deferred income tax on revaluation surplus	-	-	-	-	-	-	-	(761)	-	(761)
Actuarial gains of defined benefit plan	-	-	-	-	-	-	-	-	693	693
Deferred income tax effect on actuarial gains of defined benefit plan	-	-	-	-	-	-	-	-	(16)	(16)
Net income recognized directly in equity	-	-	-	28,535	-	-	3,227	3,110	677	35,549
Profit for the period	-	-	-	-	-	-	-	-	79,792	79,792
Total recognized income for the period	-	-	-	28,535	-	-	3,227	3,110	80,469	115,341
Employees share option scheme:										
– value of employee services	-	-	-	-	6	-	-	-	-	6
Long-term incentive share sheme:										
– share vested	-	-	-	-	-	(745)	-	-	-	(745)
– value of employee services	-	-	-	-	-	332	-	-	-	322
Final dividend paid 2006/07	-	-	-	-	-	-	-	-	(40,035)	(40,035)
	-	-	-	-	6	(413)	-	-	(40,035)	(40,442)
At 30th September 2007	15,499	38,949	(233,885)	70,971	594	1,550	6,899	9,729	1,023,196	933,502
Interim dividend	-	-	-	-	-	-	-	-	21,195	21,195
Other	15,499	38,949	(233,885)	70,971	594	1,550	6,899	9,729	1,002,001	**912,307**
Per condensed consolidated balance sheet										
At 30th September 2007	15,499	38,949	(233,885)	70,971	594	1,550	6,899	9,729	1,023,196	**933,502**

**Note:* Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

10 Reserves *(Cont'd)*

	Unaudited								
	Contributed surplus US$'000	Capital reserve US$'000	Goodwill on consolidation US$'000	Exchange reserve US$'000	Share option reserve US$'000	Hedging reserve US$'000	Other reserves* US$'000	Retained earnings US$'000	Total US$'000
At 1st April 2006	15,499	38,949	(233,885)	1,637	681	5,547	2,252	933,448	764,128
Exchange adjustment	–	–	–	20,578	–	–	–	–	20,578
Available-for-sale financial assets:									
– fair value gains	–	–	–	–	–	–	1,169	–	1,169
– realease of reserves upon disposal	–	–	–	–	–	–	122	–	122
Cash flow hedge:									
– fair value gains on hedging instruments	–	–	–	–	–	22,324	–	–	22,324
– transferred to profit and loss account	–	–	–	–	–	(17,105)	–	–	(17,105)
– deferred income tax on fair value gains	–	–	–	–	–	(894)	–	–	(894)
Actuarial losses of defined benefit plan	–	–	–	–	–	–	–	(3,254)	(3,254)
Deferred income tax effect on actuarial losses of defined benefit plan	–	–	–	–	–	–	–	128	128
Net income / (expense) recognized directly in equity	–	–	–	20,578	–	4,325	1,291	(3,126)	23,068
Profit for the period	–	–	–	–	–	–	–	64,746	64,746
Total recognized income for the period	–	–	–	20,578	–	4,325	1,291	61,620	87,814
Employees share option scheme:									
– value of employee services	–	–	–	–	(53)	–	–	–	(53)
Final dividend paid 2005/06	–	–	–	–	–	–	–	(40,035)	(40,035)
	–	–	–	–	(53)	–	–	(40,035)	(40,088)
At 30th September 2006	15,499	38,949	(233,885)	22,215	628	9,872	3,543	955,033	811,854
Interim dividend	–	–	–	–	–	–	–	21,195	21,195
Other	15,499	38,949	(233,885)	22,215	628	9,872	3,543	933,838	790,659
At 30th September 2006	15,499	38,949	(233,885)	22,215	628	9,872	3,543	955,033	811,854

**Note:* Other reserves mainly represent property revaluation reserve and investment revaluation reserve.

11 Other income and gains

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Gross rental income from investment properties	**1,720**	1,810
Fair value losses on investment properties	**(655)**	–
Gains / (losses) on disposal of property, plant and equipment	**9,057**	(176)
Gain on disposal of an associated company	**2,598**	–
	12,720	1,634

12 Selling and administrative expenses

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Selling expenses	**66,112**	68,250
Administrative expenses	**112,038**	114,379
	178,150	182,629

13 Restructuring provisions

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Facility rationalization costs	**2,703**	5,082

14 Expenses by nature

Operating profit is stated after crediting and charging the following:

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Depreciation		
Depreciation on property, plant and equipment	**35,657**	37,116
Less: amounts capitalized on assets under construction	**(101)**	(338)
	35,556	36,778
Cost of goods sold*	**810,180**	774,446
Amortization on leasehold land and land use rights	**324**	352
Amortization of intangibles	**8,684**	8,507
Provision for impairment of property, plant and equipment	**340**	–
Net exchange losses / (gains)	**789**	(563)
Staff costs	**159,407**	150,351

**Note:* Cost of goods sold includes material, production overhead and direct labour costs.

15 Finance costs, net

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Interest on bank loans and overdrafts	**(13,539)**	(15,159)
Interest income	**3,775**	4,429
	(9,764)	(10,730)

16 Income tax expenses

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Overseas tax has been provided at the applicable rates on the estimated assessable profit for the period in respective countries of operation.

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Current income tax		
Hong Kong profits tax	**8,535**	7,558
Overseas taxation	**11,690**	9,551
	20,225	17,109
Deferred income tax	**775**	(2,079)
	21,000	15,030

17 Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Group and held as treasury shares.

	Six months ended 30th September	
	2007	2006
Profit attributable to equity holders of the Company (thousands US dollar)	**79,792**	64,746
Weighted average number of ordinary shares in issue (thousands)	**3,672,196**	3,671,776
Basic earnings per share (US cents per share)	**2.17**	1.76

Diluted earnings per share equals basic earnings per share because there were no potential dilutive ordinary shares outstanding during the period ended 30th September 2007.

18 Interim dividend

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
2007/08 Interim, declared on 7th December 2007, of 0.58 US cents per share (2006/07: 0.58 US cents)	**21,195**	21,195

19 Capital commitments

	30th September	31st March
	2007	2007
	US$'000	US$'000
Capital commitment for property, plant and equipment		
Authorized but not contracted for	**3,292**	3,935
Contracted but not provided for	**15,331**	7,600
	18,623	11,535

20 Related-party transactions

20.1 Directors emoluments

Directors emoluments amounted to US$998,000 for the period ended 30th September 2007 (30th September 2006: US$1,008,000).

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Salaries, allowances, fees and other benefits	**939**	949
Retirement scheme contributions	**59**	59
	998	1,008

20 Related-party transactions *(Cont'd)*

20.2 Key management compensation

Other than the directors emoluments disclosed above, the emoluments paid to key management are as follows:

	Six months ended 30th September	
	2007	2006
	US$'000	US$'000
Salaries, allowances and other benefits	**2,321**	2,320
Retirement scheme contributions	**137**	133
Share-based payment	**326**	376
Bonus	**1,265**	671
	4,049	3,500

The Group had no other material related party transaction during the period.


JOHNSON
ELECTRIC

JOHNSON ELECTRIC HOLDINGS LIMITED
Johnson Building, 6-22 Dai Shun Street
Tai Po Industrial Estate
Tai Po, New Territories, Hong Kong
Tel : (852) 2663 6688
Fax : (852) 2897 2054
Website : www.johnsonelectric.com


END